The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-176919

Subject to Completion. Dated December 8, 2011

PROSPECTUS SUPPLEMENT

(To Prospectus dated September 19, 2011)

First Niagara Financial Group, Inc.

$                         % Subordinated Notes due 2021

We are offering $                     aggregate principal amount of     % Subordinated Notes due 2021 (which we refer to as the “notes”).

We will pay interest on the notes at an annual rate equal to     % on June 15 and December 15 of each year, beginning on June 15, 2012. The notes will mature on December 15, 2021.

The notes will be unsecured and subordinated in right of payment to the payment of our existing and future senior indebtedness. In the event of our bankruptcy or insolvency, the holders of the notes will not be entitled to receive any payment with respect to the notes until all holders of senior indebtedness are paid in full. The notes will be effectively subordinated to our existing and future secured indebtedness, to the extent of the value of the collateral. The notes will be structurally subordinated to all existing and future indebtedness of our subsidiaries. The notes will be obligations of First Niagara Financial Group, Inc. only and will not be obligations of, and will not be guaranteed by, any of our subsidiaries.

The notes will not be redeemable prior to maturity. The notes will not be subject to repayment at the option of holders at any time prior to maturity. There will be no sinking fund for the notes.

The notes will be issued only in registered book-entry form, in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes will not be listed on any securities exchange.

The notes will not be savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and will not be insured or guaranteed by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency or instrumentality.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-9 to read about factors you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note		Total
Public offering price (1)		%	$
Underwriting discount and commissions		%	$
Proceeds, before offering expenses, to us (1)		%	$

(1)	Plus accrued interest, if any, from December , 2011.

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about December     , 2011. Beneficial interests in the notes will be shown on, and transfers thereof will be effected only through, records maintained by The Depository Trust Company.

Joint Book-Running Managers

Goldman, Sachs & Co. Global Coordinator	Sandler O’Neill + Partners, L.P.

Co-Manager

BofA Merrill Lynch

Prospectus Supplement dated December     , 2011.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters, to subscribe for and purchase, any notes and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described below under the heading “Where You Can Find More Information.” If there is any inconsistency between the information in this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to “First Niagara”, “we”, “us”, “our” or similar references mean First Niagara Financial Group, Inc., and all references to the “Company” mean First Niagara and its consolidated subsidiaries, taken together.

S-ii

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, our SEC filings are available to the public at the SEC’s website at “http://www.sec.gov” and on our website at “https://www.fnfg.com”.

In this prospectus supplement, as permitted by law, we “incorporate by reference” information from other documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus supplement is considered to be automatically updated and superseded. In other words, in case of a conflict or inconsistency between information contained in this prospectus supplement and information incorporated by reference into this prospectus supplement, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below and any documents we file with the SEC in the future under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until our offering is completed:

•	Annual Report on Form 10-K for the year ended December 31, 2010;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011 (as amended by the Form 10-Q/A filed on September 7, 2011) and September 30, 2011;

•

Current Reports on Form 8-K filed on the following dates: March 16, 2010, January 31, 2011, March 11, 2011, March 24, 2011, April 6, 2011, April 15, 2011 (as amended July 1, 2011), April 19, 2011, April 27, 2011 (as amended May 27, 2011), August 1, 2011, August 8, 2011, September 19, 2011 and October 3, 2011.

Unless stated otherwise in the applicable report, information furnished under Item 2.02 or 7.01 of our Current Reports on Form 8-K is not incorporated herein by reference.

You may request a copy of any of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address:

First Niagara Financial Group, Inc.

726 Exchange Street

Suite 618

Buffalo, New York 14210

Attention: Investor Relations Department

(716) 270-8628

Other than any documents expressly incorporated by reference, the information on our website and any other website that is referred to in this prospectus supplement is not part of this prospectus supplement.

S-iii

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about our long-term goals, financial condition, results of operations, earnings, levels of net loan charge-offs and nonperforming assets, interest rate exposure and profitability. You can identify these forward-looking statements by our use of such words as “estimate”, “project”, “believe”, “intend”, “anticipate”, “plan”, “seek”, “expect”, and other similar expressions. These forward-looking statements include: statements of our goals, intentions, and expectations; statements regarding our business plans, prospects, growth, and operating strategies; statements regarding the asset quality of our loan and investment portfolios; and estimates of our risks and future costs and benefits.

Forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the following important factors that could affect the actual outcome of future events:

•	General economic conditions, either nationally or in our market areas, that are worse than expected;

•	Significantly increased competition among depository and other financial institutions;

•	Inflation and changes in the interest rate environment that reduce our margins or fair value of financial instruments;

•	Changes in laws or government regulations affecting financial institutions, including changes in regulatory fees and capital requirements;

•	Our ability to enter new markets successfully and capitalize on growth opportunities;

•

Our ability to receive regulatory approval for the acquisition described under the caption “The Acquisition of the HSBC Branches” and our ability to effect, on terms favorable to us, the required divestitures in connection with such acquisition;

•

Our ability to successfully integrate acquired entities, including in connection with the consummation of the acquisitions described under the captions “Recent Developments—The Acquisition of the HSBC Branches” and “—The Acquisition of NewAlliance Bancshares, Inc.”;

•	Our ability to find third-party purchasers for the divestitures of additional branches that are outside our strategic focus on satisfactory terms and conditions, if at all, prior to July 29, 2012;

•	Changes in the credit quality of our borrowers and obligors on investment securities that we own;

•	Changes in consumer spending, borrowing and savings habits;

•	Changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, taxing authorities and the Financial Accounting Standards Board; and

•	Changes in our organization, compensation and benefit plans.

You should refer to our periodic and current reports filed with the SEC (and incorporated by reference herein) for further information on other factors that could cause actual results to be significantly different from those expressed or implied by these forward-looking statements. See above under the caption “Where You Can Find More Information” in this prospectus supplement.

S-iv

SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement and does not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in the notes. You should pay special attention to the “Risk Factors” section of this prospectus supplement to determine whether an investment in the notes is appropriate for you.

First Niagara Financial Group, Inc.

First Niagara Financial Group, Inc., a Delaware corporation, provides a wide range of retail and commercial banking as well as other financial services through our wholly-owned national bank subsidiary, First Niagara Bank, N.A. (“First Niagara Bank”). We are positioned as a leading community-oriented bank in Upstate New York, Pennsylvania, Connecticut and Western Massachusetts, providing our retail consumer and business customers with banking services including residential and commercial real estate loans, commercial business loans and leases, consumer loans, wealth management products, as well as retail and commercial deposit products. Additionally, we offer insurance services through a wholly-owned subsidiary of First Niagara Bank. At September 30, 2011, we had $31.2 billion of assets and $4.0 billion of stockholders’ equity and employed approximately 5,000 people.

We completed three acquisitions during the last several years that have contributed substantially to our growth. At December 31, 2008, our total consolidated assets were $9.3 billion, as compared to $31.1 billion at September 30, 2011. The acquisitions expanded our historical geographic footprint of Upstate New York to include Pennsylvania, Connecticut and Western Massachusetts but did not change the middle market and consumer focus of our banking operations. Specifically:

•

On September 4, 2009, First Niagara Bank acquired certain assets and assumed certain liabilities related to 57 branches of National City Bank in the Pittsburgh, Erie and Warren, Pennsylvania banking markets. That transaction added approximately $4.0 billion to our total consolidated assets as of the date of consummation.

•

On April 9, 2010, we acquired by merger Harleysville National Corporation (“Harleysville”) and its wholly-owned subsidiary, Harleysville National Bank, which was subsequently merged with First Niagara Bank. Harleysville National Bank operated 83 branch locations in the metropolitan Philadelphia and Lehigh Valley, Pennsylvania market areas. That transaction added approximately $5.3 billion to our total consolidated assets as of the date of consummation.

•

On April 15, 2011, we acquired by merger NewAlliance Bancshares, Inc. (“NewAlliance”) and its wholly-owned subsidiary, NewAlliance Bank, which was subsequently merged with First Niagara Bank. NewAlliance Bank operated 88 branches across eight counties from Greenwich, Connecticut to Springfield, Massachusetts. That transaction added approximately $9.0 billion to our total consolidated assets as of the date of consummation.

Each of those transactions is described in our reports filed with the SEC under the Exchange Act. See “Where You Can Find More Information.”

We were organized in April 1998 in connection with the conversion of First Niagara Bank from a New York State chartered mutual savings bank to a New York State chartered stock savings bank and a reorganization to form a mutual holding company. In November 2002, we converted First Niagara Bank to a federally-chartered savings association that, together with its mutual holding company, was subject to Office of Thrift Supervision supervision and regulation. In January 2003, we converted the mutual holding company to stock form, with our shares of common stock being sold to depositors and other investors. We have deployed the proceeds from this stock offering through multiple whole-bank and nonbank financial services company acquisitions, as well as the opening of a number of de novo branches in target markets across Upstate New York. This strategy, coupled with our organic growth initiatives, included an emphasis on expanding our commercial operations and financial services businesses.

In April 2010, we became a bank holding company subject to supervision and regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and First Niagara Bank converted from a federal savings association to a national banking association organized under the National Bank Act. As a national bank, First Niagara Bank is subject to supervision and regulation by the Office of the Comptroller of the Currency (the “OCC”), as well as the Federal Deposit Insurance Corporation (the “FDIC”).

Our principal executive offices are located at 726 Exchange Street, Suite 618, Buffalo, New York, 14210, and our telephone number is (716) 819-5500.

First Niagara Bank

First Niagara Bank was organized in 1870 and is a community-oriented bank providing financial services to individuals, families and businesses through our branch network located across Upstate New York, Pennsylvania, Connecticut and Western Massachusetts. As of September 30, 2011, First Niagara Bank and its subsidiaries on a consolidated basis had $31.1 billion of assets, $16.3 billion of loans, $19.6 billion of deposits and $4.0 billion of stockholder’s equity and operated through 332 branches and several financial services subsidiaries.

First Niagara Bank’s subsidiaries provide a range of financial services to individuals and companies in our market areas. First Niagara Risk Management, Inc. (“FNRM”), our full service insurance agency, sells insurance products, including business and personal insurance, surety bonds, life, disability and long-term care coverage, and other risk management advisory services. FNRM also provides risk management advisory services as to alternative risk and self-insurance, claims investigation and adjusting services, and third-party administration of self-insured workers’ compensation plans. First Niagara Funding, Inc., our real estate investment trust, primarily holds certain of our commercial real estate and business loans. As a result of the merger with NewAlliance, First Niagara Bank’s subsidiaries now also include: First Niagara Bank Community Development Corporation, a community development corporation which provides flexible capital for community development and neighborhood revitalization, and First Niagara Servicing Company, which primarily services real estate loans.

Recent Developments

The Acquisition of the HSBC Branches

On July 30, 2011, First Niagara Bank entered into the Purchase and Assumption Agreement (the “HSBC Purchase Agreement”) with HSBC Bank USA, National Association (“HSBC”), HSBC Securities (USA) Inc. (“HSBC Securities”) and HSBC Technology & Services (USA) Inc. (“HSBC Technology & Services”) pursuant to which First Niagara Bank agreed to acquire certain assets and assume certain liabilities related to 195 HSBC branches (the “HSBC Branches”) in the Albany, Buffalo, Rochester and Syracuse, New York banking markets as well as branches in the New York—New Jersey—Connecticut banking market located in both New York and Connecticut (the “HSBC Acquisition”). Pursuant to the terms of the HSBC Purchase Agreement, First Niagara Bank will assume approximately $14.8 billion of deposits and acquire approximately $2.5 billion of small business, residential mortgage and consumer loans related to the HSBC Branches (based on August 31, 2011 data). As described further under “Recent Developments—The Acquisition of the HSBC Branches”, we will divest 26 branches in the Buffalo area with deposits that totaled approximately $1.6 billion and loans that totaled approximately $262 million as of August 31, 2011 as a result of a competition review by regulators in connection with the regulatory approval process for the HSBC Acquisition. We also expect to divest certain additional branches in selected locations that are outside of our strategic focus and in the Buffalo area, in both cases for strategic reasons. We expect to retain, after estimated divestitures, approximately $10.8 billion in deposits and approximately $2.0 billion in loans from the HSBC Acquisition. We expect to use cash received as part of the HSBC Acquisition to pay down approximately $5.3 billion in wholesale borrowings, purchase investment securities and fund loan growth.

The Acquisition of NewAlliance Bancshares, Inc.

On April 15, 2011, we completed the acquisition of NewAlliance and its wholly-owned subsidiary, NewAlliance Bank (the “NewAlliance Acquisition”). The cash and stock transaction was valued at approximately $1.5 billion based on First Niagara’s closing stock price of $14.00 as of April 15, 2011. As a result, we acquired 88 bank branches in eight counties in Connecticut and Massachusetts. At March 31, 2011, NewAlliance had approximately $9.0 billion of assets, $5.3 billion in deposits and $1.5 billion of stockholders’ equity. Unless otherwise noted, financial information of the Company and First Niagara Bank as of or for the nine months ended September 30, 2011 included in this prospectus supplement reflect the completion of the NewAlliance Acquisition and the results of NewAlliance’s operations after April 15, 2011, the date of the completion of the NewAlliance Acquisition.

NewAlliance’s unaudited financial statements as of and for the quarters ended March 31, 2011 and March 31, 2010, and its audited annual financial statements as of December 31, 2010 and December 31, 2009 and for the periods ended December 31, 2010, 2009 and 2008, are incorporated by reference in this prospectus supplement. The unaudited pro forma combined condensed consolidated statement of financial condition reflecting the NewAlliance Acquisition, as well as the Harleysville acquisition, as of March 31, 2011 and the unaudited pro forma combined condensed consolidated statements of operations reflecting the NewAlliance Acquisition for the year ended December 31, 2010 and the three months ended March 31, 2011 are also incorporated by reference in this prospectus supplement. See “Where You Can Find More Information.”

Common Stock and Perpetual Non-Cumulative Preferred Stock Offerings

On December 6, 2011, we priced an underwritten public offering of 52,941,176 shares of our common stock, which we expect to close on December 12, 2011, subject to certain customary closing conditions. In addition, we granted the underwriters of the common stock offering a 30-day option to purchase up to 3,970,588 additional shares of common stock. The underwriters of the common stock have exercised this option in full. The shares of our common stock have been offered pursuant to a separate prospectus supplement.

On December 7, 2011, we priced a separate underwritten public offering of $350 million aggregate liquidation preference of perpetual non-cumulative preferred stock, which we expect to close on December 14, 2011, subject to certain customary closing conditions. The shares of our perpetual non-cumulative preferred stock have been offered pursuant to a separate prospectus supplement.

The closing of this offering of notes is not conditioned upon the closing of our offerings of common stock or perpetual non-cumulative preferred stock.

Change in Common Stock Dividend Policy

On December 6, 2011, First Niagara announced that its Board of Directors intends to reduce the quarterly cash dividend on its common stock to $0.08 per share commencing with the first quarter of 2012, compared to the $0.16 per share that has been paid in recent quarters. As a result of these actions, we believe First Niagara will have in excess of eight quarters of cash liquidity without reliance on First Niagara Bank’s dividends. The lower dividend payout will preserve approximately $110 million of First Niagara’s capital during 2012, accelerating the build of its capital ratios following the consummation of the HSBC Acquisition.

Risk Factors

An investment in the notes involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page S-9 of this prospectus supplement and in the “Risk Factors” section included in our Annual Report on Form 10-K for the year ended December 31, 2010 and in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, as well as other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, including our financial statements and the notes thereto, before making an investment decision.

Summary of the Offering

The following summary contains basic information about the notes offered hereby and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the notes, you should read the section of this prospectus supplement entitled “Description of the Notes.”

Issuer	First Niagara Financial Group, Inc., a Delaware corporation.

Securities offered hereby	$ aggregate principal amount of % Subordinated Notes due 2021 (the “notes”).

The notes will be issued under a subordinated notes indenture, as amended and supplemented by a supplemental indenture (so amended and supplemented, the “indenture”).

Issue price	% plus accrued interest, if any, from and including December , 2011

Maturity date	December 15, 2021.

Interest rate; Interest payment dates	We will pay interest on the notes at an annual rate equal to % on June 15 and December 15 of each year (each, an “interest payment date”), beginning on June 15, 2012.

Record dates	June 1 and December 1.

Day count convention	30/360.

No guarantees	The notes will not be guaranteed by any of our subsidiaries. As a result, the notes will be structurally subordinated to the liabilities of our subsidiaries as discussed below under “Ranking.”

Ranking	The notes will be unsecured and:

•	subordinated in right of payment to the payment of our existing and future senior debt (as defined in the indenture and described under “Description of the Notes—Subordination”);
•	will rank equally in right of payment with all of our existing and future indebtedness ranking on a parity with the notes;
•	will be structurally subordinated to all existing and future indebtedness of our subsidiaries.
•	will be effectively subordinated to any of our existing and future secured indebtedness, to the extent of the value of the collateral securing such indebtedness; and
•	will rank senior in right of payment to any of our obligations that rank junior and not equally with or senior to the notes;

As of September 30, 2011, we had senior debt of approximately $296.9 million, indebtedness ranking on a parity with the notes of approximately $111.1 million and our subsidiaries (including

First Niagara Bank) had total deposits and other liabilities of approximately $26.8 billion, all of which ranks structurally senior to the notes. As of September 30, 2011, the Company had total liabilities of approximately $27.2 billion.

The indenture does not limit the amount of additional indebtedness we or our subsidiaries may incur.

No redemption	The notes will not be redeemable by us prior to maturity.

Form	Fully-registered global notes in book-entry form.

Denominations	$2,000 and integral multiples of $1,000 in excess thereof.

Future issuances	The notes will initially be limited to an aggregate principal amount of $ . We may, from time to time, without notice to or consent of the noteholders, increase the aggregate principal amount of the notes outstanding by issuing additional notes in the future with the same terms as the notes, except for the issue date and offering price, and such additional notes shall be consolidated with the notes issued in this offering and form a single series of notes.

Use of proceeds	We expect to receive net proceeds from this offering of approximately $ , after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to consummate the HSBC Acquisition and for general corporate purposes. See the section entitled “Use of Proceeds.”

Governing law	The notes and the indenture will be governed by the laws of the State of New York.

Trustee	U.S. Bank National Association.

No listing	The notes will not be listed on any securities exchange.

No prior market	The notes will be new securities for which there are no existing markets. Although the underwriters have informed us that they intend to make a market in the notes, they are not obligated to do so, and they may discontinue market-making activities at any time without notice. We cannot assure you that an active or liquid market for the notes will develop or be maintained.

Summary Selected Consolidated Historical Financial Information

The following selected consolidated condensed financial information for the Company:

•

as of September 30, 2011 and 2010 and for the nine months ended September 30, 2011 and 2010, is derived from our unaudited interim consolidated financial statements and related notes incorporated by reference herein;

•

as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008, is derived from our audited consolidated financial statements and related notes incorporated by reference herein; and

•

as of December 31, 2008, 2007 and 2006 and for the years ended December 31, 2007 and 2006, is derived from our audited consolidated financial statements and related notes, none of which are incorporated by reference herein.

In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited periods have been made. The selected operating data presented below for the nine months ended September 30, 2011 are not necessarily indicative of a full year’s operations. This information should be read in conjunction with our consolidated financial statements and the related notes thereto and other detailed information in our Annual Report on Form 10-K for the year ended December 31, 2010.

	As of or for the Nine Months Ended September 30,		As of or for the Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(unaudited)
	(In thousands, except per share data)
Selected financial condition data:
Total assets	$31,209,507	$20,871,540	$21,083,853	$14,584,833	$9,331,372	$8,096,228	$7,945,526
Loans, net	16,252,617	9,978,952	10,388,060	7,208,883	6,384,284	5,651,427	5,590,421
Investment Securities:
Available for sale	8,349,237	7,341,505	7,289,455	4,421,678	1,573,101	1,217,164	1,060,422
Held to maturity	2,830,744	1,125,184	1,025,724	1,093,552	—	—	—
Deposits	19,624,177	13,395,183	13,148,844	9,729,524	5,943,613	5,548,984	5,709,736
Borrowings	7,085,343	4,343,120	4,893,474	2,302,280	1,540,227	1,094,981	747,554
Stockholders equity	4,000,675	2,806,561	2,765,070	2,373,661	1,727,263	1,353,179	1,387,197
Common shares outstanding	294,898	209,059	209,112	188,215	118,562	104,770	110,719
Preferred shares outstanding	—	—	—	—	184	—	—

Selected operations data:
Interest income	$773,401	$540,268	$745,588	$490,758	$441,138	$422,772	$415,830
Interest expense	134,667	110,062	147,834	126,358	172,561	198,594	169,349

Net interest income	638,734	430,206	597,754	364,400	268,577	224,178	246,481
Provision for credit losses	44,707	35,131	48,631	43,650	22,500	8,500	6,456

Net interest income after provision for credit losses	594,027	395,075	549,123	320,750	246,077	215,678	240,025
Noninterest income	181,624	132,503	186,615	125,975	115,735	131,811	111,218
Noninterest expense	604,162	383,994	523,328	326,672	228,410	222,466	211,851

Income before income taxes	171,489	143,584	212,410	120,053	133,402	125,023	139,392
Income taxes	56,040	49,086	72,057	40,676	44,964	40,938	47,533

Net income	115,449	94,498	140,353	79,377	88,438	84,085	91,859
Preferred stock dividend and accretion	—	—	—	12,046	1,184	—	—

Net income available to common stockholders	$115,449	$94,498	$140,353	$67,331	$87,254	$84,085	$91,859

Stock and related per share data:
Earnings per common share:
Basic	$0.44	$0.48	$0.70	$0.46	$0.81	$0.82	$0.86
Diluted	0.44	0.47	0.70	0.46	0.81	0.81	0.85
Cash dividends	0.48	0.42	0.57	0.56	0.56	0.54	0.46
Book value	13.72	13.63	13.42	12.84	15.02	13.41	12.99

Ratio of Earnings to Fixed Charges

Our consolidated ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Nine Months Ended September 30,		Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	3.10	3.39	3.57	3.18	3.38	4.02	4.57
Including interest on deposits	2.19	2.25	2.38	1.93	1.76	1.62	1.81

The ratio of earnings to fixed charges is calculated in accordance with SEC requirements and computed by dividing earnings by fixed charges. For purposes of computing our ratio of earnings to fixed charges, earnings consist of net income before extraordinary items plus applicable income taxes and fixed charges. Fixed charges, excluding interest on deposits, consist of interest expense on borrowings and securities sold under repurchase agreements, one-third of our rental expense, which we deem to represent interest.

RISK FACTORS

An investment in the notes involves certain risks. You should carefully consider the risks described below and the risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2010 and in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The value of the notes could decline due to any of these risks, and you may lose all or part of your investment. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus supplement and the accompanying prospectus.

Risks Relating to the Notes

Our obligations under the notes will be unsecured and subordinated.

Our obligations under the notes will be unsecured and subordinated to all of our existing and future senior debt. As of September 30, 2011, First Niagara had senior debt of approximately $296.9 million, indebtedness ranking on a parity with the notes of approximately $111.1 million and our subsidiaries (including First Niagara Bank) had total deposits and other liabilities of approximately $26.8 billion, all of which ranks structurally senior to the notes. As of September 30, 2011, the Company had total liabilities of approximately $27.2 billion. We may incur substantial additional indebtedness, including additional senior debt and indebtedness ranking on a parity with the notes, in the future. The indenture does not contain any limitation on the amount of debt or other obligations that we may incur hereafter.

The notes will be our obligations and not obligations of our subsidiaries and will be structurally subordinated to the debt of our subsidiaries, which will not guarantee the notes.

Our right to participate in any distribution of assets of our subsidiaries upon their liquidation or otherwise, and thus your ability as a holder of the notes to benefit indirectly from such distribution, will be subject to the prior claims of depositors and creditors of our subsidiaries, except to the extent that any of our claims as a creditor of our subsidiary may be recognized. The notes will not be guaranteed by any of our subsidiaries. As a result, the notes will be structurally subordinated to all existing and future liabilities and obligations of our subsidiaries. As of September 30, 2011, First Niagara Bank’s total deposits and borrowings were approximately $19.6 billion and $6.7 billion, respectively. Our subsidiaries may incur additional debt and liabilities in the future, all of which would rank structurally senior to the notes.

We are a holding company and depend on our subsidiaries for payments of principal and interest.

The notes will be exclusively our obligations and not those of our subsidiaries. We are a holding company that conducts substantially all of our operations through First Niagara Bank and its subsidiaries. As a result, our ability to make payments of the principal of and interest on the notes will depend primarily upon the receipt of dividends and other distributions from First Niagara Bank.

Like all national banks, First Niagara Bank would be required to obtain the prior approval of the OCC to declare and pay a dividend to First Niagara if the total of all dividends declared by it in any calendar year would exceed the sum of its net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. Federal law also prohibits First Niagara Bank, like all national banks, from paying dividends that would be greater than the bank’s undivided profits after deducting statutory bad debt in excess of the bank’s allowance for loan losses. Under the foregoing dividend restrictions, and while maintaining its “well-capitalized” status, as of September 30, 2011, First Niagara Bank could pay aggregate dividends of approximately $250 million to First Niagara without obtaining affirmative governmental approvals. This amount is not necessarily indicative of amounts that may be paid or available to be paid in future periods.

The notes will be effectively junior to all of our and our subsidiaries’ secured indebtedness.

The notes will be effectively subordinated to any future secured debt we or our subsidiaries may incur, to the extent of the value of the assets securing such debt. In the event that we are declared bankrupt, become insolvent or are liquidated or reorganized, any debt that ranks ahead of the notes will be entitled to be paid in full from our assets before any payment may be made with respect to the notes. Holders of the notes will participate in our remaining assets ratably with all holders of our unsecured indebtedness that is deemed to be of the same ranking as notes based upon the respective amounts owed to each holder or creditor. In any of the foregoing events, we may not have sufficient assets to pay amounts due on the notes. As a result, if holders of the notes receive any payments, they may receive less, ratably, than holders of secured indebtedness.

Although we do not currently have outstanding any secured indebtedness for money borrowed, the indenture does not preclude us from issuing secured debt.

The notes will not restrict our ability to incur additional debt.

Neither we nor any of our subsidiaries is restricted by the indenture from incurring additional debt or other liabilities, including additional senior debt. If we incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. We expect to incur, from time to time, additional debt and other liabilities. In addition, we are not restricted under the indenture from granting security interests over our assets, paying dividends or issuing or repurchasing our securities.

In addition, there are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction, reorganization, a default under our existing indebtedness, restructuring, merger or similar transaction that may adversely affect the credit quality of First Niagara, except to the extent described under “Description of the Notes—Merger, consolidation or sale of assets”, as applicable, included in this prospectus supplement.

The notes will not be insured or guaranteed by the FDIC.

The notes will not be savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and will not be insured or guaranteed by the FDIC or any other governmental agency or instrumentality.

You may be unable to sell the notes because there will be no public trading markets for the notes.

The notes will be new issues of securities with no established trading markets. The notes will not be listed on any securities exchange or included in any automated quotation system. Consequently, the notes will be relatively illiquid and you may be unable to sell your notes. Although the representative of the underwriters have advised us that, following completion of the offering of notes, one or more of the underwriters currently intend to make secondary markets in the notes, they are not obligated to do so and may discontinue any market-making activities at any time without notice. Accordingly, a trading market for the notes may not develop or any such market may not have sufficient liquidity.

The price at which you will be able to sell your notes prior to maturity will depend on a number of factors and may be substantially less than the amount you originally invest.

We believe that the value of the notes in any secondary market will be affected by the supply and demand of the notes, the interest rate, the ranking and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

United States interest rates. We expect that the market value of the notes will be affected by changes in United States interest rates. In general, if United States interest rates increase, the market value of the notes may decrease.

Our credit rating, financial condition and results. Actual or anticipated changes in our credit ratings or financial condition may affect the market value of the notes.

We want you to understand that the impact of one of the factors above, such as an increase in United States interest rates, may offset some or all of any change in the market value of the notes attributable to another factor, such as an improvement in our credit rating.

Our credit ratings may not reflect all risks of an investment in the notes.

The credit ratings assigned to the notes may not reflect the potential impact of all risks related to structure and other factors on any trading market, if any, for, or trading value of, the notes. In addition, real or anticipated changes in our credit ratings will generally affect any trading market, if any, for, or trading value of, the notes. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of investing in the notes in light of your particular circumstances. A credit rating is not a recommendation to buy, sell or hold securities and may be revised, suspended or withdrawn by the rating agency at any time.

Holders of the notes will have limited rights if there is an event of default.

Payment of principal on the notes may be accelerated only in the case of certain events of bankruptcy or insolvency or reorganization involving First Niagara or receivership of First Niagara Bank. There is no right of acceleration in the case of default in the payment of principal or interest on the notes or in the performance of any of our other obligations under the notes.

Risks Relating to the HSBC Acquisition

The success of the HSBC Acquisition will depend on a number of uncertain factors.

Consummation of the HSBC Acquisition is subject to receipt of required regulatory approvals, including the approval of the OCC, antitrust approvals (or expirations of waiting periods), and the satisfaction of other closing conditions. The success of the HSBC Acquisition will depend on a number of factors, including, without limitation:

•

the necessary regulatory approvals to consummate the HSBC Acquisition not containing terms, conditions or restrictions that will be detrimental to, or have a material adverse effect on, First Niagara Bank;

•	our ability to access necessary capital on a timely basis;

•	our ability successfully to integrate the HSBC Branches into the current operations of First Niagara Bank;

•	our ability to limit the outflow of deposits held by our new customers in the HSBC Branches and to retain interest earning assets (i.e., loans) acquired in the HSBC Acquisition;

•	the credit quality of loans acquired as part of the HSBC Acquisition;

•	our ability to attract new deposits and to generate new interest earning assets;

•

our success in deploying the cash received in the HSBC Acquisition, on a timely basis, into assets, including investment securities, bearing sufficiently high yields without incurring unacceptable credit or interest rate risk;

•	our ability to control the incremental noninterest expense from the HSBC Branches in a manner that enables us to maintain a favorable overall efficiency ratio;

•	our ability to find third-party purchasers for the divestitures of branches on satisfactory terms and conditions, if at all;

•	our ability to retain and attract appropriate personnel to staff the HSBC Branches;

•	our ability to earn acceptable levels of noninterest income, including fee income, from the HSBC Branches; and

•	our ability to retain the relationship managers and district sales executives we expect to hire in connection with the HSBC Acquisition.

No assurance can be given that First Niagara Bank will be able to integrate the HSBC Branches successfully, that the HSBC Acquisition will not expose us to unknown material liabilities, that the operation of the HSBC Branches will not adversely affect our existing profitability, that we will be able to achieve results in the future similar to those achieved by our existing banking business, that we will be able to compete effectively in new market areas, or that we will be able to manage growth resulting from the HSBC Acquisition effectively. The difficulties or costs we may encounter in the integration could materially and adversely affect our earnings and financial condition.

Impact of the macroeconomic environment on the HSBC Acquisition.

The macroeconomic environment has changed significantly since the announcement of the HSBC Acquisition in ways that will currently preclude achieving certain original acquisition assumptions. Interest rates have fallen to historical lows, and capital markets, particularly in the banking sector, have been depressed and unusually volatile. We continue to intend to use the cash received in the HSBC Acquisition to pay down borrowings as well as purchase investment securities. When we announced the transaction on July 31, 2011, we anticipated investment yields for securities we would purchase to be approximately 4.25%; however, due to current market conditions, we currently expect these investment yields to be approximately 3.5%.

The pricing of divestitures and deposit and loan run-off rates could be substantially different than what we have projected in connection with our planning for the HSBC Acquisition and the integration of the HSBC Branches.

Pursuant to an agreement with the Department of Justice, we will divest 26 branches in the Buffalo area with deposits that totaled approximately $1.6 billion and loans that totaled approximately $262 million as of August 31, 2011 as a result of a competition review by regulators in connection with the regulatory approval process for the HSBC Acquisition. We also expect to divest certain additional branches in select locations that are outside of our strategic focus and in the Buffalo area, in both cases for strategic reasons. We expect to retain, after estimated divestitures, approximately $10.8 billion in deposit liabilities and approximately $2.0 billion in loan assets from the HSBC Acquisition.

We have agreed to pay HSBC a deposit premium of 6.67% on the deposits of the HSBC Branches. We intend to divest branches—both voluntarily as a strategic matter and as part of any regulatory requirements—with deposits of approximately $4.0 billion and will assign our rights under the HSBC Purchase Agreement to third party buyers to acquire those branches. There is no assurance that we will be able to find appropriate purchasers for the branches to be divested, or to obtain other satisfactory terms and conditions with respect to such divestiture transactions. Given current market conditions, the deposit premium paid by third-party purchasers of branches to be divested is likely to be less than the 6.67% deposit premium we are paying HSBC. For voluntary, strategic divestitures, if we cannot find purchasers that can complete the divestiture transactions within a specified period of time, we have committed to acquire those branches from HSBC.

In addition, deposit run-off is expected to occur following the closing. While we believe we used a reasonable deposit run-off rate assumption for purposes of valuing the transaction, actual run-off could be higher. Moreover, it is not known whether we will be able to retain loan relationships acquired in the HSBC Acquisition over time.

We will need to convert customer loan and deposit data from HSBC’s data processing system to our data processing systems. Problems or errors in the customer account conversion process, and customer interface required to replace certain HSBC products and services with comparable products and services of First Niagara Bank, could adversely affect customer relationships, increase run-off of deposit and loan customers and result in unexpected charges and costs. Similarly, run-off could increase if we are not able to cost effectively service particular HSBC loan or deposit products with special features. An unanticipated increase in the run-off rate could increase the effective cost to us of the HSBC Acquisition.

The credit quality of loans associated with the HSBC Acquisition may be poorer than expected, which would require us to increase our allowance for loan losses and negatively affect our earnings.

Pursuant to the HSBC Purchase Agreement, First Niagara Bank will acquire approximately $2.5 billion of small business, residential mortgage and consumer related loans related to the HSBC Branches (based on August 31, 2011 data). As part of our due diligence on the HSBC Branches, we reviewed a sample of these loans in various categories and have found them to be of acceptable credit quality. Our examination of these loans was made using the same criteria, analyses and collateral evaluations that we have traditionally used in the ordinary course of our business. Although we believe the HSBC loans that we will acquire are of acceptable credit quality, and, subject to certain exceptions, we will not receive any loans that have a delinquency status of 60 days or more, no assurance can be given as to the future performance of these loans.

We may not be able to invest the funds acquired in the HSBC Acquisition in investment securities and loans at sufficient yields to ensure we earn a favorable net interest margin.

We anticipate that it may take several years to invest the acquired funds in loans such that the resulting loan-to-deposit ratio approximates First Niagara Bank’s loan-to-deposit ratio prior to the HSBC Acquisition. In the interim, First Niagara Bank expects to invest the acquired funds in a portfolio comprised primarily of investment grade securities (including corporate debt securities as well as mortgage-backed and asset-backed securities) and including some non-investment grade securities (not expected to exceed $500 million of the acquired funds as initially applied), as well as to fund loan growth. There can be no assurance that First Niagara Bank will be able to invest the acquired funds in investment securities and loans at sufficient yields at market rates or that First Niagara Bank will be able to earn a favorable net interest margin until loans can be made. When we announced the transaction on July 31, 2011, we anticipated investment yields for securities we would purchase to be approximately 4.25%; however, due to current market conditions, we currently expect these investment yields to be approximately 3.5%. Given fluctuations in market conditions, there can be no assurance that management’s current strategy for allocating the acquired funds will be the investment allocation ultimately pursued.

We face risks related to lending funds acquired in the HSBC Acquisition.

Our and First Niagara Bank’s strategic plan focuses on the continued development and growth of a diversified loan portfolio, with emphasis on commercial loans made to borrowers within First Niagara Bank’s market areas. Certain risks are inherent in the lending function, including a borrower’s inability to pay, insufficient collateral coverage and changes in interest rates. Repayment risk on commercial loans arises from changing economic conditions in particular geographic areas, businesses or industries that impair the operating performance of commercial borrowers. Risks associated with commercial real estate loans and general business loans also include changes in general economic conditions that affect underlying collateral values. Consumer loans also are subject to repayment risk and undercollateralization (in the case of secured consumer loans) caused by changing economic conditions.

RECENT DEVELOPMENTS

The Acquisition of the HSBC Branches

The following discussion of the HSBC Acquisition is qualified in its entirety by reference to, and should be read in conjunction with, the information included elsewhere in this prospectus supplement and the accompanying prospectus and in the documents incorporated herein and therein by reference.

Background of the HSBC Acquisition

On July 30, 2011, First Niagara Bank entered into the Purchase Agreement with HSBC, HSBC Securities and HSBC Technology & Services pursuant to which First Niagara Bank agreed to acquire certain assets and assume certain liabilities related to the 195 HSBC Branches, primarily in the Albany, Buffalo, Rochester and Syracuse, New York banking markets as well as branches in the New York—New Jersey—Connecticut banking market located in both New York and Connecticut. Pursuant to the terms of the HSBC Purchase Agreement, First Niagara will assume approximately $14.8 billion of deposits and acquire approximately $2.5 billion of small business, residential mortgage and consumer loans related to the HSBC Branches (based on August 31, 2011 data).

We have agreed with the Department of Justice that we will divest 26 branches in the Buffalo area with deposits that totaled approximately $1.6 billion and loans that totaled approximately $262 million as of August 31, 2011 as a result of a competition review by regulators in connection with the regulatory approval process for the HSBC Acquisition. We expect to divest certain additional branches in select locations that are outside of our strategic focus and in the Buffalo area, in both cases for strategic reasons. Subject to approval from the Department of Justice, we anticipate having binding agreements on these divestitures by December 31, 2011. We expect to retain, after estimated divestitures, approximately $10.8 billion in deposit liabilities and approximately $2.0 billion in loan assets from the HSBC Acquisition. In addition, we also expect First Niagara Bank to consolidate certain other HSBC Branches with and into existing First Niagara Bank branches as a result of market and service overlap. After giving effect to estimated divestitures and consolidations, we anticipate that First Niagara Bank will retain approximately 110 HSBC Branches.

We currently expect the HSBC Acquisition to be completed, subject to receipt of all required regulatory approvals and the satisfaction of other customary closing conditions, in the second quarter of 2012. See “—Regulatory Conditions and Capital.”

Terms and Conditions of the HSBC Acquisition

Under the terms of the HSBC Purchase Agreement, First Niagara Bank will assume the deposit liabilities booked at the HSBC Branches, including demand deposits, savings accounts, money market deposit accounts, mutual fund and reserve fund sweep accounts, negotiable order of withdrawal accounts, certificates of deposit, deposits acquired through telephone or the internet or other electronic media, certain employee benefit related accounts and certain deposits by government agencies, subject to certain exceptions.

First Niagara Bank will also acquire approximately $2.0 billion in loans after estimated divestitures, approximately 20%, or $400 million, of which are small business loans, and 80%, or $1.6 billion, of which are consumer loans (including residential mortgages, home equity loans and home equity lines of credit and consumer credit cards).

In addition, approximately 99% of the small business loans are based in the State of New York. Approximately 99% of the consumer loans are to consumers whose principal residences are in the State of New York. The $2.0 billion in loans, net of divestitures, that will be acquired by First Niagara Bank will include approximately $362 million of accounts and receivables related to certain consumer and small business credit cards issued by HSBC or its affiliates to customers whose account address is in a designated area of New York.

First Niagara Bank will not receive any loans that have a delinquency status of 60 days or more, subject to certain exceptions. The actual balance of the loan portfolio acquired at the closing of the HSBC Acquisition will be affected by (i) new loan originations, (ii) utilization of undrawn commitments on both the acquired loan portfolio and new originations, (iii) principal repayment or charge-offs on both the acquired loan portfolio and new loan originations and (iv) exclusion of any loan that becomes past due for 60 days or more, subject to certain exceptions. First Niagara Bank will also assume certain letters of credit issued by HSBC or its subsidiaries.

First Niagara Bank will also assume the duties, obligations and liabilities of HSBC under any property leases relating to, or incident to the real or personal property owned by, the HSBC Branches, any leases with tenants of the HSBC Branches and certain other obligations of the HSBC Branches, except for certain excluded contracts or other obligations. Eighty-eight of the HSBC Branches are located on real property owned by HSBC, while 106 are located on leased properties and one branch is at a location for which we will not assume such duties, obligations and liabilities of HSBC. All of the real property to be sold to and accepted by First Niagara Bank is on an “as-is-where-is” basis.

First Niagara Bank will acquire all cash on hand of the HSBC Branches, as well as the real and personal property owned by the branches and the rights of the branches under any acquired loans, leases, safe deposit agreements, relationship accounts, operating contracts or records, except for certain excluded contracts and arrangements related to the retained business of HSBC as well as HSBC intellectual property. First Niagara Bank will also acquire the accrued income receivables and prepaid charges and fees related to the business of the HSBC Branches which are acquired.

First Niagara Bank will also acquire certain wealth management relationships, and the assets under management of such relationships, of HSBC Securities, which cover a broad range of financial products including annuities, insurance, mutual funds, equity and fixed income products. The acquired relationships represent approximately $4.9 billion in assets under management as of August 31, 2011.

First Niagara Bank will not acquire assets or liabilities related to certain businesses of the HSBC Branches to be retained by HSBC, including the middle-market and large corporate banking business, the private banking business, the student loan business and the direct banking business (as well as the business of providing financial services to customers of such retained businesses).

The HSBC Purchase Agreement contemplates that First Niagara Bank will effectuate divestitures by assigning its rights under the HSBC Purchase Agreement to acquire certain groups of HSBC Branches and related deposits to multiple third-party purchasers. This will enable direct sales by HSBC of those groups of branches and deposits to the third-party purchasers. The HSBC Purchase Agreement does not make pricing or other agreements with HSBC conditional upon completion of these third-party purchases, but it seeks to avoid multiple branch conversions, achieve transaction efficiencies and avoid customer confusion. The mechanism also seeks to facilitate sequential closings on the sales and harmonization with appropriate transitional services to be provided by HSBC. If First Niagara Bank cannot find suitable third-party purchasers within one year following the execution of the HSBC Purchase Agreement, First Niagara Bank will be obligated to acquire the entirety of the HSBC Branches (subject to a special provision governing any of the HSBC Branches, or related deposits and assets, that First Niagara Bank has agreed to divest as a condition to its obtaining regulatory approvals). No assurance can be given that First Niagara Bank will be able to find suitable third-party purchasers prior to the one year anniversary of the execution of the HSBC Purchase Agreement. In the event First Niagara Bank cannot find purchasers within the applicable time period, we may be required to raise additional capital following any such acquisition of such branches and prior to any consummated divestiture.

The HSBC Purchase Agreement requires First Niagara Bank to offer employment to all employees (excluding certain employees to be retained by HSBC) of the HSBC Branches, including certain employees of HSBC Securities who provide financial advisory services to customers at the HSBC Branches, and to employ any employee who does not decline the offer. Any employee who accepts employment with First Niagara Bank will be entitled to receive a base salary or regular hourly wage that is substantially the same as that which was provided by HSBC, will be entitled to employee benefits no less favorable, in the aggregate, than those provided by HSBC, and have an annual incentive compensation opportunity that is provided to similarly situated employees of First Niagara Bank. First Niagara Bank will credit each employee for the employee’s period of service as recognized by HSBC with respect to First Niagara Bank’s employee benefit plans, practices and policies, except for grandfathering and/or benefit accruals under any defined benefit pension plan or post-retirement welfare benefit plan of First Niagara Bank or any recognition that would result in the duplication of benefits. Credit for prior service will not be provided with respect to First Niagara Bank’s employee stock ownership plan.

The HSBC Acquisition is contingent upon receipt by First Niagara Bank of all necessary regulatory approvals, including approval of the OCC as well as other customary closing conditions. See “—Regulatory Conditions and Capital.”

Reasons for the HSBC Acquisition

The following summarizes what we believe are the major objectives and anticipated benefits of the HSBC Acquisition:

•

The HSBC Acquisition represents a unique opportunity to acquire approximately 110 bank branches (after giving effect to estimated divestitures and consolidations). We believe that the HSBC Acquisition will result in earnings growth and strengthen our franchise. The HSBC Acquisition is expected to result in a strong liquidity position and to be accretive to earnings per share commencing in 2013. Moreover, we believe that due to the enhanced earnings growth resulting from the HSBC Acquisition, we will likely have a higher rate of annual capital generation than we would have if we did not complete the HSBC Acquisition. We believe this enhanced level of capital generation will offset the initial dilution of tangible book value per share caused by the offering of common stock that priced on December 6, 2011.

•

The size of the HSBC Acquisition, in terms of loans to be acquired, deposit liabilities to be assumed, and the number of banking offices to be acquired, presents us with an attractive opportunity to enhance our position in the Albany, Buffalo, Rochester and Syracuse, New York banking markets as well as in the New York—New Jersey—Connecticut banking market located in both New York and Connecticut.

•

Our size relative to our competitors—smaller than large banks having a national reach, but significantly larger than the small local banks currently serving the target markets—will provide us with a strategic advantage in continuing to serve a segment of the market that desires both personalized attention and access to a broad array of financial products and services offered at competitive prices. We believe that the customers of the HSBC Branches will generally fit our traditional customer profile. Our expected retention of HSBC relationship managers will enable us to provide continuity of service to the customers of the HSBC Branches.

•

The total loan portfolio of approximately $2.0 billion that we expect to acquire as part of the HSBC Acquisition, after estimated divestitures of approximately $0.5 billion, presents limited risk. The portfolio to be acquired is performing with no loans that are 60 days or more past due, subject to certain exceptions. The portfolio is an in-market seasoned portfolio and will be marked to fair value at closing. Since we will record all acquired loans at their fair value on the acquisition date, we expect future additions to the allowance for loan losses related to such loans will be limited, if any, in the foreseeable future.

•

The total deposits of approximately $10.8 billion that we expect to assume as part of the HSBC Acquisition, after estimated divestitures of approximately $4.0 billion, have a favorable composition. Our loans-to-deposits ratio was approximately 83% as of September 30, 2011. Immediately following the HSBC Acquisition, we expect to have, after such estimated divestitures and on a pro forma basis, a loans-to-deposit ratio of approximately 63%. The approximately $2.6 billion increase in cash and cash equivalents as a result of the HSBC Acquisition, after, among other things, estimated divestitures and after estimated pay down of wholesale borrowings, will enhance our liquidity and support increased loan growth in the future.

•

The HSBC Acquisition provides us with the opportunity to grow our share of the consumer banking, business banking and wealth management businesses in Upstate New York. We believe that the Buffalo, Rochester, Syracuse and Albany banking markets are attractive and have continued to outperform the nation with lower overall unemployment and positive house price appreciation, versus continued significant declines elsewhere in the U.S.

For a discussion of the potential risks inherent in the HSBC Acquisition, see “Risk Factors—Risks Relating to the HSBC Acquisition.”

Regulatory Conditions and Capital

The HSBC Acquisition is contingent upon obtaining necessary regulatory approvals. We have filed an application with the OCC and other relevant regulators to acquire the HSBC Branches. Although we currently believe we should be able to obtain all required regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to or have a material adverse effect on First Niagara Bank after the completion of the HSBC Acquisition. We have agreed with the Department of Justice that we will divest 26 branches in the Buffalo area with deposits that totaled approximately $1.6 billion and loans that totaled approximately $262 million as of August 31, 2011, as a result of a competition review by regulators in connection with the regulatory approval process for the HSBC Acquisition. We expect to divest certain additional branches in select locations that are outside of our strategic focus and in the Buffalo area, in both cases for strategic reasons.

As of September 30, 2011, we and First Niagara Bank maintained capital ratios that satisfied the “well capitalized” standards under applicable regulatory capital guidelines. Our and First Niagara Bank’s capital ratios as of the closing of the HSBC Acquisition will be affected by a number of factors, including the closing of the offering of common stock that priced on December 6, 2011, the offering of perpetual non-cumulative preferred stock that priced on December 7, 2011 and this offering of notes, the final balances of the loans acquired and deposits assumed in the HSBC Acquisition, fair value adjustments under purchase accounting rules, including adjustments due to interest rate changes, and our performance and the performance of First Niagara Bank between September 30, 2011 and the closing of the HSBC Acquisition.

While no assurance can be given, we expect that upon the completion of the offering of common stock that priced on December 6, 2011, the offering of perpetual non-cumulative preferred stock that priced on December 7, 2011 and this offering of notes, after giving effect to the estimated divestitures and the estimated pay down of wholesale borrowings and purchase accounting adjustment and the recording of goodwill and intangibles, we and First Niagara Bank will remain “well-capitalized.” Set forth below are the capital ratios for First Niagara as of September 30, 2011, on an actual basis and a pro forma basis giving effect to the factors set forth in the preceding sentence. In addition, after taking into account internal capital generation (including giving effect to the reduction in our per share common dividend described elsewhere in this prospectus supplement) and the other considerations described below under “—Impact of the HSBC Acquisition on Operating Performance”, we anticipate that First Niagara’s capital ratios as of June 30, 2012, giving effect to the same factors, will be approximately as set forth below. Forward-looking statements are subject to significant risks, assumptions and uncertainties, including the important factors listed under “Forward-Looking Statements.”

	As of September 30, 2011		As of June 30, 2012
	Actual	Pro Forma	Pro Forma
First Niagara Financial Group, Inc.
Tier 1 risk based capital ratio	11.9%	9.6%	9.8%
Total risk based capital ratio	12.6	11.6	11.8
Tier 1 common risk based capital ratio*	11.3	7.5	7.7
Tier 1 leverage ratio	7.4	5.9	6.0
Tangible common equity to tangible assets*	7.4	5.0	5.2
Tangible common equity to risk weighted assets*	12.1	8.2	8.4

*	Tier 1 common capital, tangible common equity and tangible assets are Non-GAAP measures. Tier 1 common capital as of September 30, 2011 was computed by subtracting $450 million of qualifying restricted core capital elements from Tier 1 capital of $2.1 billion. Tangible common equity as of September 30, 2011 was computed by subtracting $1.8 billion of goodwill and other identifiable intangible assets from common stockholders’ equity of $4.0 billion. Tangible assets as of September 30, 2011 was computed by subtracting $1.8 billion of goodwill and other identifiable intangible assets from total assets of $31.2 billion. The pro forma ratios using these non-GAAP measures were calculated in the same manner.

Unaudited Pro Forma Financial Information Relating to the HSBC Acquisition

The following unaudited pro forma combined condensed consolidated statement of financial condition has been prepared using the acquisition method of accounting and has been derived from our historical unaudited consolidated statement of financial condition as of September 30, 2011, adjusted to give effect to the proposed acquisition of assets and assumption of liabilities in connection with the HSBC Acquisition and the estimated purchase accounting adjustments (including capitalized expenditures and integration expenses) resulting from the HSBC Acquisition and the estimated divestitures, the estimated pay down of wholesale borrowings and the estimated receipt of proceeds from the offering of common stock that priced on December 6, 2011, the offering of perpetual non-cumulative preferred stock that priced on December 7, 2011 and this offering of notes (collectively, the “Transactions”) as though the Transactions were completed on September 30, 2011. You should read the unaudited pro forma combined condensed consolidated statement of financial condition in conjunction with our historical unaudited consolidated statement of financial condition as of September 30, 2011 and the related notes.

The unaudited pro forma combined condensed consolidated statement of financial condition is presented for illustrative purposes only and not necessarily indicative of the financial position that would have been achieved were the Transactions completed on such date. The unaudited pro forma combined condensed consolidated statement of financial condition also does not purport to project our consolidated statement of financial condition for any future period.

The pro forma financial information includes estimated fair values of assets and liabilities of HSBC and represents our estimates based on available information. The pro forma adjustments included herein are subject to change in accordance with the terms of the HSBC Purchase Agreement and as additional information becomes available and additional analyses are performed. The allocation of the purchase price for the HSBC Acquisition will be determined after the analyses to determine the fair value of the HSBC Branches’ tangible and identifiable intangible assets and liabilities are completed subsequent to the completion of the HSBC Acquisition. Increases or decreases in the estimated fair values of the net assets as compared with the information shown in the unaudited pro forma combined condensed consolidated statement of financial condition will affect the amount of the purchase price allocated to goodwill and other assets and liabilities. The actual adjustments may be materially different from those reflected in the unaudited pro forma adjustments presented herein.

The unaudited pro forma stockholders’ equity is qualified by the statements set forth above and below and should not be considered indicative of the market value of First Niagara’s common stock or the actual or future results of operations of First Niagara for any period. Actual results may be materially different than the pro forma statement of financial condition presented.

Unaudited Pro Forma Combined Condensed Consolidated Statement of Financial Condition*

As of September 30, 2011

		HSBC Acquisition
	First Niagara historical	Assets acquired and liabilities (1) assumed	Purchase accounting adjustments		Balance sheet restructuring and branch divestitures		First Niagara pro forma
	(in thousands)
Assets:
Cash and investment securities	$11,844,165	$12,286,000	$(990,000	) (2)	$(7,604,000	) (7)	$15,536,165
Loans held for sale	79,820	—	—		—		79,820
Loans	16,365,366	2,459,000	(42,000	) (3)	(489,000	) (8)	18,293,366
Less: Allowance for loan losses	112,749	—	—		—		112,749

Net loans and leases	16,252,617	2,459,000	(42,000)		(489,000)		18,180,617
Bank-owned life insurance	416,449	—	—		—		416,449
Premises and equipment, net	303,634	100,000	—		40,000	(9)	443,634
Goodwill	1,710,311	—	765,000	(4)	(94,000	) (10)	2,381,311
Other identifiable intangibles, net	102,317	—	269,000	(5)	(74,000	) (11)	297,317
Other assets	500,194	—	—		2,000	(12)	502,194

Total assets	31,209,507	14,845,000	2,000		(8,219,000)		37,837,507

Liabilities and Stockholders’ Equity:
Deposits	19,624,177	14,845,000	2,000	(6)	(4,000,000	) (13)	30,471,177
Borrowings	7,085,343	—	—		(4,979,000	) (14)	2,106,343
Other liabilities	499,312	—	—		—		499,312

Total liabilities	27,208,832	14,845,000	2,000		(8,979,000)		33,076,832
Stockholders’ equity	4,000,675	—	—		760,000	(15)	4,760,675

Total liabilities and stockholders’ equity	$31,209,507	$14,845,000	$2,000		$(8,219,000)		$37,837,507

(See “Notes to the Unaudited Pro Forma Combined Condensed Consolidated Statement of Financial Condition” below)

*	Numerical notes are included within Note B, below.

Notes to the Unaudited Pro Forma Combined Condensed Consolidated Statement of Financial Condition

Note A—Basis of Presentation. The unaudited pro forma combined condensed consolidated statement of financial condition and explanatory notes show the impact on First Niagara’s historical statement of financial condition resulting from the HSBC Acquisition under the acquisition method of accounting. Under the acquisition method of accounting, the assets acquired and liabilities assumed of HSBC are recorded by First Niagara at their respective fair values on the date the HSBC Acquisition was completed. The unaudited pro forma combined condensed consolidated statement of financial condition combines the historical financial information of First Niagara as of September 30, 2011 and the acquired HSBC Branches as of August 31, 2011, and assumes that the HSBC Acquisition was completed on September 30, 2011.

As the branch acquisition is recorded using the acquisition method of accounting, all loans are recorded at fair value, including adjustments for credit, and no allowance for loan losses is carried over to First Niagara’s statement of financial condition.

Note B—Pro Forma Adjustments. The following pro forma adjustments have been reflected in the unaudited pro forma combined condensed financial information. All adjustments are based on current assumptions and valuations, which are subject to change.

(1)	Represents the assets acquired and liabilities assumed in the HSBC Acquisition as of August 31, 2011.

(2)	Represents the estimated deposit premium paid for the HSBC Branches of 6.67% of deposit balances at transaction close.

(3)	Represents the estimated fair value adjustment to loans, which includes a 3% credit mark and an interest rate mark. Accordingly, any existing HSBC allowance for loan losses is not carried over.

(4)	Represents adjustments to goodwill resulting from recording the assets and liabilities of HSBC at fair value.

(5)	Represents the recognition of the fair value of a core deposit intangible asset associated with the deposit liabilities assumed.

(6)	The purchase accounting adjustment on deposits relates to the estimated fair value adjustment of the certificate of deposit liabilities.

(7)	Represents the pay down of wholesale borrowings of approximately $5.3 billion, the net cash outflow of approximately $3.3 billion related to the divested loans and deposits (which reflects an expected 4% premium received by us on the divested deposits), capital expenditures and restructuring charges of approximately $0.1 billion and approximately $1.1 billion in estimated proceeds from the offering of common stock that priced on December 6, 2011 ($450 million), the offering of perpetual non-cumulative preferred stock that priced on December 7, 2011 ($350 million) and this offering of notes ($300 million).

(8)	Represents the sale of loans in connection with the estimated divestiture of certain branch locations.

(9)	Represents anticipated capital expenditures for occupancy, technology, and communications net of the premises and equipment for divested locations.

(10)	Represents the elimination of the goodwill allocated to the divested branches.

(11)	Represents the elimination of the core deposit intangible allocated to the divested deposits.

(12)	Represents the deferred financing costs related to this offering of notes.

(13)	Represents the anticipated reduction in deposits resulting from branch divestitures and other possible adjustments. We expect net acquired deposits of approximately $10.8 billion upon the closing of the HSBC Acquisition and the estimated divestitures.

(14)	In connection with the HSBC Acquisition, we represent the net impact of paying down approximately $5.3 billion in wholesale borrowings and the expected issuance of $300 million of notes.

(15)	The increase represents the net proceeds from the offering of common stock that priced on December 6, 2011 ($434.8 million) and from the offering of perpetual non-cumulative preferred securities that priced on December 7, 2011 ($338.8 million) and the after-tax impact of approximately $15 million in restructuring charges reported at the closing of the HSBC Acquisition.

Impact of the HSBC Acquisition on Operating Performance

The following discussion represents our current assessment of the incremental impact of the HSBC Acquisition on our operating performance. Numerous factors, including factors outside our control (such as the general level of interest rates and both national and regional economic conditions), may significantly alter the effects described below. As such, there can be no assurance that the effects of the HSBC Acquisition will meet our expectations. See “Forward Looking Statements” and “Risk Factors—Risks Relating to the HSBC Acquisition.”

Significant Assumptions. In addition to the assumptions stated below, we made the following assumptions in arriving at the current assessment of the incremental impact of the HSBC Acquisition on our operating performance discussed in this prospectus supplement: (i) the outlook for regional and national economic conditions and interest rates will remain relatively stable, (ii) customers located in the markets served by the HSBC Branches have similar needs and desires as our current customers in our New York markets, (iii) run-off of non-certificate deposits to be acquired in the HSBC Acquisition will occur shortly following consummation of the HSBC Acquisition and run-off of certificates of deposit will occur at their scheduled maturity dates, (iv) we will be able to re-price the deposits from the HSBC Acquisition to rates more consistent with both current market rates and First Niagara Bank’s existing rates and (v) the cost to operate the HSBC Branches will be consistent with our current expectations. While we believe these assumptions and the other assumptions stated throughout this section are reasonable, there can be no assurance that actual results will be consistent with these assumptions.

Net Interest Income. Upon consummation of the HSBC Acquisition, First Niagara Bank is expected to assume, after estimated divestitures, approximately $10.8 billion in deposit liabilities and acquire approximately $2.0 billion in loans and approximately $7.9 billion in cash. In addition, we expect to receive approximately $1.1 billion in estimated proceeds from the offering of common stock that priced on December 6, 2011 ($450 million), the offering of perpetual non-cumulative preferred stock that priced on December 7, 2011 ($350 million) and this offering of notes ($300 million). The cash from the HSBC Acquisition will largely be used to pay down approximately $5.3 billion in wholesale borrowings and, together with the proceeds from the offerings, to purchase investment securities and fund additional loan growth.

Upon transaction close and after divestitures, we expect to acquire approximately $2.0 billion in loans, including accrued interest receivable. The net acquired portfolio will consist of small business, residential and consumer loans (including home equity loans, home equity lines of credit and credit cards). The following table highlights the net acquired loans by type and estimated weighted average yield, as of August 31, 2011.

	Balance	Yield
	(in millions)
Consumer	$438.1	14.0%
Residential	458.0	5.1
Home equity loans and lines	669.4	4.0
Commercial loans	340.7	5.8
Commercial credit cards	55.9	7.5

Total Loans	$1,962.1	6.9%

We anticipate the loan balance at the HSBC Branches, after estimated divestitures and consolidations to grow by approximately $100 million to $200 million in 2012.

The composition of the investment portfolio and its ability to provide a competitive yield while not compromising our asset/liability management, liquidity, credit and investment policies and characteristics is an important component of the HSBC Acquisition.

We estimate that we will initially have approximately $9.0 billion of cash, after divestitures, in order to repay approximately $5.3 billion in borrowings, and the remainder will be invested in securities and used to fund loan growth. We expect to purchase approximately $900 million of consumer loan asset-backed securities; $900 million of commercial mortgage-backed securities; $900 million of collateralized loan obligations; $550 million of corporate bonds; and smaller quantities of agency mortgage-backed securities, U.S. Treasury obligations, municipal securities, agency debt and non-agency mortgage-backed securities. We began purchasing these securities in the fourth quarter of 2011. It is anticipated that the weighted average rating will be AA, with 85% of the securities purchased being above investment grade (BBB–). We expect that the average risk-weighting for regulatory capital purposes of the securities portfolio will increase to approximately 21%, from approximately 15% at September 30, 2011.

Following transaction close and after divestitures, we expect to assume approximately $10.8 billion in deposits, including accrued interest payable. The impact of the HSBC Acquisition on interest expense is expected to include interest expense of the HSBC Branches’ deposits, which had an average cost of approximately 0.39%. It is anticipated that approximately 5%–6% of total deposits assumed, after divestitures, will run-off prior to or in the nine-month period following the closing of the Transactions. Nonetheless, we believe that our product and services offerings are comparable to those offered by HSBC and that we will be able to provide a similar level of service to the customers acquired. The following table summarizes the net deposits assumed by type and estimated weighted average interest rates as of August 31, 2011.

	Balance	Rate
	(in millions)
Interest bearing	$5,991.5	0.33%
Noninterest bearing	436.3	—
Certificates	1,077.7	0.53

Total deposits excluding public and online savings	7,505.5	0.34
Public	2,052.6	0.29
Online savings	1,286.9	0.80

	$10,845.0	0.39%

We expect the net interest margin of the HSBC Branches to be in a range of 4.00% to 4.50% after giving effect to, among other factors, an anticipated yield of approximately 3.5% on the investment securities purchased in connection with the Transactions. Also, by replacing $5.3 billion of wholesale funding with the funding provided by the deposits from the HSBC Acquisition, we anticipate lowering our funding by 90 – 100 basis points on this amount. This range of net interest margin we realize will depend on the prevailing level of interest rates, the yields we earn on the existing loan portfolio and new originations, the rates we pay on the existing deposit portfolio and new deposits and the yields we earn on the securities portfolio.

Provision for Credit Losses. Since we will record all acquired loans at their fair value on the acquisition date, we expect future additions to the allowance for credit losses related to such loans will be minimal for the foreseeable future to the extent that the estimates of fair value are accurate. In addition, at closing, under the terms of the Purchase Agreement, First Niagara Bank will not receive any loans that are 60 days or more delinquent, subject to certain exceptions. After the HSBC Acquisition, actual provision expense will be based on numerous factors, including the state of the national and regional economies, local real estate values, and trends in our nonperforming loans, delinquencies and charge-offs. We expect to maintain a reserve ratio of 1.2% for newly originated loans related to the HSBC Acquisition.

Noninterest Income. We expect that noninterest income related to the HSBC Acquisition will equate to approximately 0.80%–0.90% of net retained average total deposits. Additional opportunities exist for further improvements in noninterest income through improved penetration for insurance sales, investment product sales, employee benefits consulting and lending activities.

Noninterest Expense. We expect that noninterest expense related to the HSBC Acquisition will equate to approximately 1.40% of net retained average total deposits, excluding intangible amortization. We expect the operating expenses to be a combination of the following: (i) the cost to operate each individual branch, which is a combination of branch employees and other standard branch maintenance functions, (ii) FDIC deposit insurance premiums, (iii) expenses associated with the centralization of support functions and costs incurred to expand and enhance the services, products and support provided to the HSBC Branches’ customers, (iv) marketing expenses to develop strong brand awareness in the markets in and around the HSBC Branches, and (v) depreciation expense associated with capitalizable expenses for technology investments, facility costs and signage, which is expected to range between $5.0 million to $6.0 million per year.

In addition, there will be non-cash charges associated with amortization of the core deposit intangible and depreciation of capitalized one-time expenses. The core deposit intangible resulting from the HSBC Acquisition is expected to be amortized utilizing an accelerated method over a period of approximately eight years for GAAP purposes and the straight-line method over fifteen years for tax purposes. The core deposit intangible is expected to be 2.0% of core deposits (total deposits less certificates of deposit), and the amortization of the core deposit intangible is estimated to be $45 million in the first twelve months following the HSBC Acquisition.

There will be approximately $150.0 million to $175.0 million of pre-tax merger and integration expenses that cannot be capitalized and will impact our reported earnings during 2012.

Income Taxes. We estimate that the marginal tax rate that results from the HSBC Branches will be approximately 35%. The goodwill generated by the transaction will be deducted and amortized for tax purposes over 15 years utilizing the straight line method.

Certain Forward-Looking Financial Information. We have summarized below our current expectations of certain forward-looking financial information after giving effect to the Transactions. Forward-looking statements are subject to significant risks, assumptions and uncertainties, including the important factors listed under “Forward-Looking Statements,” and, accordingly, there can be no assurance that the effects of the Transactions will align with our current expectations. The information set forth below giving effect to the Transactions assumes that the Company’s operating earnings growth on a stand-alone basis (that is, without taking into account the impact of the Transactions) would be in the mid-single-digit percentage per year range during relevant periods.

•

Pro Forma Operating EPS. The current mean of analysts’ estimates of the Company’s 2012 earnings per share, as reflected in data published by the Institutional Broker’s Estimate System, or “I/B/E/S”, assumes a lower loan loss provision and amortization of our core deposit intangible, and a more optimistic efficiency ratio, than we anticipate. Adjustment for those factors would reduce the I/B/E/S 2012 estimate of the Company’s earnings per share by approximately 6% to 7%.

•

Accretion. While we expect the Transactions to be approximately 1% to 2% dilutive to the Company’s operating earnings per share in 2012, we expect them to be approximately 4% and 9% accretive to the Company’s operating earnings per share in 2013 and 2014, respectively. Operating earnings is a Non-GAAP measure calculated as net income without adjustment for (that is, plus) non-recurring expenses related to acquisitions, integration and restructurings.

•

ROATCE and ROAA. We expect that, for 2013 (the first full year after anticipated consummation of the Transactions), the Company’s return on average tangible common equity (that is, operating earnings divided by average tangible common equity) will be approximately 18% and the Company’s return on average assets (that is, operating earnings divided by total average consolidated assets) will be approximately 1.00%. Operating earnings and tangible common equity are Non-GAAP measures. Operating earnings is described above. Tangible common equity consists of common stock and related capital surplus and retained earnings less goodwill and other intangible assets.

•

IRR. We anticipate an internal rate of return from the HSBC Acquisition, after giving effect to anticipated divestitures and expected pay down of wholesale borrowings, of approximately 16%. Our calculation of the Company’s anticipated internal rate of return, like calculations of internal rates of return for transactions generally, is a Non-GAAP measure that does not have a direct analogy under generally accepted accounting principles. Generally described, we calculated the Company’s anticipated internal rate of return for the HSBC Acquisition by calculating the discount rate that would set the net present value of the HSBC Acquisition’s incremental time-weighed cash flows to zero. These cash flows consist of an initial equity injection into the net acquired HSBC balance sheet

(regarded as a standalone entity) and subsequent dividend payments to maintain a tangible common equity to tangible asset ratio of 6%, the resulting investment proceeds from this cash injection, the resulting expense savings provided from the $5.3 billion in expected pay down of wholesale borrowings and the expected net income contribution from the HSBC Acquisition. The subsequent terminal value in the calculation uses a forward price-to-earnings multiple of 12.

•

Tangible Book Value Per Common Share. We anticipate that, immediately after the closing of the Transactions, the Company’s tangible book value per common share will be approximately $5.25. Tangible book value per common share is a Non-GAAP measure calculated as tangible common equity (as described above) divided by the number of outstanding shares of common stock. We anticipate that, taking into account internal generation of capital (including resulting from the reduction in our quarterly common stock dividend from $0.16 to $0.08 per share described elsewhere in this prospectus supplement), the dilution in First Niagara’s tangible book value per common share resulting from the Transactions, all else being equal, will be eliminated in less than five years, with a compound annual growth rate in our tangible book value averaging 16% per annum through 2014.

The Acquisition of NewAlliance Bancshares, Inc.

On August 18, 2010, we entered into a merger agreement to acquire NewAlliance and its wholly-owned subsidiary, NewAlliance Bank. On April 15, 2011, we completed the NewAlliance Acquisition. The cash and stock transaction was valued at approximately $1.5 billion based on First Niagara’s closing stock price of $14.00 as of April 15, 2011. As a result of the NewAlliance Acquisition, we acquired 88 bank branches across eight counties from Greenwich, Connecticut to Springfield, Massachusetts.

NewAlliance’s unaudited financial statements as of and for the quarters ended March 31, 2011 and March 31, 2010, and its audited annual financial statements as of December 31, 2010 and December 31, 2009 and for the periods ended December 31, 2010, December 31, 2009 and December 31, 2008, are incorporated by reference in this prospectus supplement. Unaudited pro forma combined condensed consolidated financial statements reflecting the NewAlliance Acquisition, as well as the Harleysville acquisition, as of and for the quarter ended March 31, 2011 and as of and for the year ended December 31, 2010 are also incorporated by reference in this prospectus supplement. See “Where You Can Find More Information.”

Common Stock and Perpetual Non-Cumulative Preferred Stock Offerings

On December 6, 2011, we priced an underwritten public offering of 52,941,176 shares of our common stock, which we expect to close on December 12, 2011, subject to certain customary closing conditions. In addition, we granted the underwriters of the common stock offering a 30-day option to purchase up to 3,970,588 million additional shares of common stock. The underwriters of the common stock have exercised this option in full. The shares of our common stock have been offered pursuant to a separate prospectus supplement.

On December 7, 2011, we priced a separate underwritten public offering of $350 million aggregate liquidation preference of perpetual non-cumulative preferred stock, which we expect to close on December 14, 2011, subject to certain customary closing conditions. The shares of our perpetual non-cumulative preferred stock are being offered pursuant to a separate prospectus supplement.

The closing of this offering of notes is not conditioned upon the closing of our offerings of common stock or perpetual non-cumulative preferred stock.

Change in Common Stock Dividend Policy

On December 6, 2011, First Niagara announced that its Board of Directors intends to reduce the quarterly cash dividend on its common stock to $0.08 per share commencing with the first quarter of 2012, compared to the $0.16 per share that has been paid in recent quarters. As a result of these actions, we believe First Niagara will have in excess of eight quarters of cash liquidity without reliance on First Niagara Bank dividends. The lower dividend payout will preserve approximately $110 million of First Niagara’s capital during 2012, accelerating the build of its capital ratios following the consummation of the HSBC Acquisition.

USE OF PROCEEDS

We expect net proceeds of this offering, after deducting the underwriting discount and commissions and estimated offering expenses payable by us, will be approximately $

We intend to use the net proceeds of this offering to consummate the HSBC Acquisition and for general corporate purposes.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2011:

•	on an actual basis;

•

on an as adjusted basis to give effect to (i) the issuance and sale of $300,000,000 aggregate principal amount of the notes offered hereby and (ii) the issuance and sale of 52,941,176 shares of common stock at a price per share of $8.50 in the offering of our common stock that priced on December 6, 2011 and the issuance and sale of $350,000,000 aggregate liquidation preference of perpetual non-cumulative preferred stock that priced on December 7, 2011 (the closing of this offering of notes is not conditioned upon the closing of our offerings of common stock or perpetual non-cumulative preferred stock); and

•

on an as further adjusted basis to give effect to the consummation of the HSBC Acquisition, including our expected use of cash acquired in the HSBC Acquisition to pay down $5.3 billion of wholesale borrowings.

The following table should be read in conjunction with our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus and in conjunction with the Unaudited Pro Forma Combined Condensed Statement of Financial Condition as of September 30, 2011 and the related notes contained in this prospectus supplement above under “Recent Developments—The Acquisition of the HSBC Branches—Unaudited Pro Forma Financial Information Relating to the HSBC Acquisition.”

	As of September 30, 2011
	(unaudited) ($ in thousands)
	Actual	As Adjusted	As Further Adjusted
Short term debt
FHLB advances	$464,082	$464,082	$164,082
Repurchase agreements	692,629	692,629	692,629

Total short term debt	1,156,711	1,156,711	856,711

Long term debt
6.75% senior notes due 2020	296,946	296,946	296,946
FHLB advances	2,660,142	2,660,142	460,142
Repurchase agreements	2,841,117	2,841,117	62,117
Subordinated notes due 2021 (1)	—	300,000	300,000
Other borrowings	130,427	130,427	130,427

Total long term debt	5,928,632	6,228,632	1,249,632

Stockholders’ equity
Preferred stock, $0.01 par value, 50,000,000 shares authorized; no shares issued and outstanding on an actual basis and 14,000,000 shares issued and outstanding on an as adjusted basis and an as further adjusted basis (2)	—	338,765	338,765
Common stock, $0.01 par value, 500,000,000 shares authorized; 309,090,281 shares issued and outstanding as of September 30, 2011 on an actual basis and 362,031,457 shares issued and outstanding on an as adjusted basis and an as further adjusted basis (3)	3,091	3,620	3,620
Additional paid-in capital	3,759,945	4,194,221	4,194,221
Retained earnings	363,376	363,376	363,376
Accumulated other comprehensive income	89,690	89,690	89,690
Common stock held by ESOP, 2,421,176 shares	(19,481)	(19,481)	(19,481)
Treasury stock, at cost, 14,192,407 shares	(195,946)	(195,946)	(195,946)

Total stockholders’ equity	4,000,675	4,774,245	4,774,245

Total capitalization	$11,086,018	$12,159,588	$6,880,588

(1)	Assumes that $300,000,000 aggregate principal amount of notes are sold in this offering at a price to public of 100% per note and that the net proceeds thereof are approximately $298 million after deducting underwriting discounts and commissions and our estimated offering expenses.
(2)	The net proceeds of the offering of 14,000,000 shares of the perpetual non-cumulative preferred stock that priced on December 7, 2011 at $25 per share will be approximately $338.8 million after deducting underwriting discounts and commissions and our estimated offering expenses.
(3)	The net proceeds of the offering of the common stock that priced on December 6, 2011 will be approximately $434.8 million. Taking into account the exercise in full of the underwriters’ option to purchase additional shares, the net proceeds will be approximately $467.5 million after deducting underwriting discounts and commissions and our estimated offering expenses, and common stock and additional paid in capital will increase to $3.6 million and $4.2 billion, respectively, on an as adjusted and further adjusted basis.

REGULATORY MATTERS

As a bank holding company, we are subject to regulation and supervision by the Federal Reserve, which has enforcement authority over us. Among other responsibilities, this authority permits the Federal Reserve to restrict or prohibit activities that are determined to be a risk to First Niagara Bank. The Federal Reserve examines us periodically and prepares reports for the consideration of our Board of Directors on any operating deficiencies that they may identify. While the Federal Reserve historically has expected bank holding companies to act as a source of strength to their bank subsidiaries, effective July 21, 2011, we are required by the Dodd-Frank Wall Street Reform and Consumer Protection Act to act as a source of strength for First Niagara Bank and for any other depository institution subsidiary of ours in the future.

First Niagara Bank is examined and supervised by the OCC, the Bureau of Consumer Financial Protection and, to a lesser extent, the FDIC. First Niagara Bank is a member of, and owns stock in, the Federal Home Loan Bank (“FHLB”) of New York and also owns stock in each of the FHLB of Pittsburgh and FHLB of Boston, each of which is one of the 12 regional banks in the FHLB. First Niagara Bank is also regulated, to a lesser extent, by the Federal Reserve with respect to reserves it is required to maintain against deposits and other operational matters.

Our relationships with our depositors, borrowers and other customers are also regulated to a great extent by both federal and state laws and agencies, especially in matters concerning consumer protection, privacy, anti-money laundering and the ownership of deposit accounts.

There are numerous governmental requirements and regulations that affect our business activities. For a discussion of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries and specific information relevant to First Niagara, please refer to our Annual Report on Form 10-K for the year ended December 31, 2010 and our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2011, June 30, 2011 (as amended by the Form 10-Q/A filed on September 7, 2011) and September 30, 2011, all incorporated by reference in this prospectus supplement, and any subsequent reports we file with the SEC that are incorporated by reference in this prospectus supplement. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders. As a result of this regulatory framework, our earnings are affected by actions of the Federal Reserve, the OCC and the FDIC, among other factors. A change in applicable statutes, regulations or regulatory policy may have a material adverse effect on our business.

DESCRIPTION OF THE NOTES

The notes will be a series of our subordinated debt securities. The notes will be issued under the first supplemental indenture, to be entered into before issuance of the notes, to a subordinated notes indenture, dated as of March 16, 2010, between us and U.S. Bank National Association, a national banking association, as trustee (the “trustee”, and the supplemental indenture, together with the subordinated notes indenture, the “indenture”). The trustee’s main role is to enforce your rights against us if we default. The following description of the notes and the indenture may not be complete and is subject to and qualified in its entirety by reference to all of the provisions of the notes and the indenture. Wherever we refer to particular sections or defined terms of the indenture, it is our intent that those sections or defined terms will be incorporated by reference in this prospectus supplement. We urge you to read these documents because they, and not this description, define your rights as a holder of the notes.

General

The notes will be unsecured and will be subordinated, as described further below. The notes will mature at 100% of their principal amount on December 15, 2021 (the “maturity date”). The notes will not be entitled to any sinking fund. The notes will be issued in fully registered book-entry form without coupons and in denominations of $2,000 and integral multiples of $1,000 in excess thereof. We do not intend to apply for the listing of the notes on any securities exchange.

Payments of principal and interest to owners of the book-entry interests described under “Book-Entry, Delivery and Form” are expected to be made in accordance with the procedures of The Depository Trust Company (“DTC”) and its participants.

The indenture contains no covenants or restrictions restricting the incurrence of debt by us or by our subsidiaries. The indenture contains no financial covenants and does not restrict us from paying dividends or issuing or repurchasing other securities, and does not contain any provision that would provide protection to the holders of the notes against a sudden and dramatic decline in credit quality resulting from a merger, takeover, recapitalization or similar restructuring or any other event involving First Niagara or its subsidiaries that may adversely affect the credit quality of First Niagara.

The notes will not be savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and will not be insured or guaranteed by the FDIC or any other governmental agency or instrumentality.

Interest

The notes will bear interest at an annual rate equal to     %. Interest on the notes will be payable semi-annually in arrears on June 15 and December 15 of each year (each such date, an “interest payment date”), beginning on June 15, 2012, to the persons in whose names the notes are registered at 5:00 p.m., New York City time, on the preceding June 1 and December 1 of each year. Interest on the notes at the maturity date will be payable to the persons to whom principal is payable. Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. Interest payments on the notes will be the amount of interest accrued from and including December     , 2011 or the most recent interest payment date on which interest has been paid to but excluding the interest payment date or the maturity date, as the case may be.

If an interest payment date or the maturity date falls on a day that is not a business day, the related payment of interest and principal will be made on the next day that is a business day, and no interest on the notes or such payment will accrue for the period from and after such interest payment date or maturity date, as the case may be.

When we refer to a “business day” with respect to the notes, we mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Subordination

The obligation of First Niagara to make payments of principal and interest on the notes will be subordinate and junior in right of payment to all of its senior debt. The indenture does not restrict us in any way now or in the future from incurring senior debt or indebtedness that would be pari passu with or subordinate to the notes.

The indenture defines “senior debt” as the principal of (and premium, if any) and interest, if any, on:

•	our obligations for money borrowed;

•	indebtedness evidenced by bonds, debentures, notes or similar instruments;

•	similar obligations arising from off-balance sheet guarantees and direct credit substitutes;

•	reimbursement obligations with respect to letters of credit, bankers’ acceptances or similar facilities;

•	obligations issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business);

•	capital lease obligations;

•

obligations associated with derivative products including but not limited to securities contracts, foreign currency exchange contracts, swap agreements (including interest rate and foreign exchange rate swap agreements), cap agreements, floor agreements, collar agreements, interest rate agreements, foreign exchange rate agreements, options, commodity futures contracts, commodity option contracts and similar financial instruments; and

•	debt of others described in the preceding clauses that we have guaranteed or for which we are otherwise liable,

unless, in any case in the instrument creating or evidencing any such indebtedness or obligation, or pursuant to which the same is outstanding, it is provided that such indebtedness or obligation is not superior in right of payment to the notes or to other debt that is pari passu with or subordinate to the notes.

Senior debt does not include:

•	trade accounts payable and accrued liabilities arising in the ordinary course of business, which will rank equally in right of payment and upon liquidation with the notes;

•	any debt of ours which when incurred and without respect to any election under Section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to us;

•	any debt of ours to any of our subsidiaries;

•	any debt to any employee of ours; or

•

any other debt securities issued pursuant to our subordinated notes indenture, dated as of March 16, 2010 (except if such debt securities are not, or no longer are, subject to the subordination provision of such indenture).

Upon any payment or distribution of assets to creditors in case of First Niagara’s liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors or any bankruptcy, insolvency, or similar proceedings, all holders of senior debt will be entitled to receive payment in full of all amounts due before the holders of the notes will be entitled to receive any payment of principal or interest on their notes. In addition, no payment on account of principal or interest on the notes shall be made by the First Niagara if, at the time of such payment or immediately after giving effect thereto, there shall have occurred an event of default with respect to any senior debt of First Niagara, permitting the holders thereof (or a trustee on behalf of the holders thereof) to accelerate the maturity thereof, or an event that, with the giving of notice or the passage of time or both, would constitute such event of default, and such event of default shall not have been cured or waived.

Since we are a holding company, our rights and the rights of our creditors, including holders of the notes, to participate in the assets of any of our subsidiaries upon the liquidation or reorganization of any of our subsidiaries will be subject to prior claims of the creditors of any such subsidiary, including, in the case of First Niagara Bank, its depositors, except to the extent that we are a creditor of such subsidiary with recognized claims against the subsidiary. Claims on our subsidiaries by creditors other than us may include claims with respect to long-term debt and substantial obligations with respect to deposit liabilities, federal funds purchased, securities sold under repurchase agreements, other short-term borrowings and various other financial obligations.

Merger, consolidation or sale of assets

We may consolidate with or merge into any other corporation, or convey or transfer our properties and assets substantially as an entirety to any person or entity, provided that:

•

the corporation formed by such consolidation or into which we are merged or the person or entity which acquires by conveyance or transfer our properties and assets substantially as an entirety is a corporation organized and existing under the laws of the United States or any State or the District of Columbia, and expressly assumes, by supplemental indenture, the due and punctual payment of the principal of and interest on all of the outstanding notes and the due and punctual performance and observance of all of the covenants and conditions to be performed by us contained in the indenture;

•

immediately after giving effect to the transaction, no event of default or default under the indenture, and no event which, after notice or the lapse of time or both, would become an event of default or a default, shall have occurred and be continuing; and

•	certain other conditions that are described in the indenture are met.

Upon any such consolidation or merger, or conveyance or transfer, the successor corporation formed, or into which we are merged or to which such conveyance or transfer is made, shall succeed to, and be substituted for, us under the indenture.

This covenant would not apply to any recapitalization transaction, change of control of us or a transaction in which we incur a large amount of additional debt unless the transactions or change of control included a merger or consolidation or transfer of all or substantially all of our assets. There are no covenants or other provisions in the indenture providing for a put option, or increased interest, or that would otherwise afford holders of the notes additional protection in the event of a recapitalization transaction, a change of control of us or a transaction in which we incur or acquire a large amount of additional debt.

Although there is a limited body of case law interpreting the phrase “substantially as an entirety” and similar phrases, there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve the property or assets of a person “substantially as an entirety”.

Additional notes

The notes will initially be limited to an aggregate principal amount of $                    . We may in the future from time to time, without notice to or consent of the holders of the notes, create and issue additional notes having the same terms and conditions as the notes offered by this prospectus supplement in all respects, except for any differences in the issue date and price and interest accrued prior to the issue date of the additional notes; provided that no such additional notes may be issued unless they will be fungible with the notes offered hereby for U.S. federal income tax and securities law purposes; and provided, further, that the additional notes have the same CUSIP number as the notes offered hereby. The notes offered hereby and any additional notes would rank equally and ratably and would be treated as a single class for all purposes under the indenture. No additional notes may be issued if any event of default has occurred and is continuing with respect to the notes.

Events of default; waiver

Under the indenture, an event of default will occur with respect to the notes only upon the occurrence of certain events of bankruptcy, insolvency or reorganization of First Niagara or a receivership of a principal subsidiary bank. The term “principal subsidiary bank” means each of (i) any bank subsidiary the consolidated assets of which constitute 40% or more of our consolidated assets and (ii) any other bank subsidiary designated as a “principal subsidiary bank” by our Board of Directors; provided that if the Federal Reserve notifies us that our bank subsidiary that is a principal subsidiary bank applying the tests in clause (i) or (ii) above does not qualify as a “major subsidiary depository institution” within the requirements of the Federal Reserve’s risk-based capital guidelines applicable to bank holding companies, such bank subsidiary will not be a principal subsidiary bank from and after the time we receive from the Federal Reserve such a notice. Currently, First Niagara Bank is our only principal subsidiary bank.

If an event of default occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount and interest to be due and payable immediately. The foregoing provision would, in the event of the bankruptcy or insolvency involving First Niagara, be subject as to enforcement to the broad equity powers of a federal bankruptcy court and to the determination by that court of the nature and status of the payment claims of the holders of the notes. Subject to certain conditions, but before a judgment or decree for payment of the money due has been obtained, this declaration may be annulled by the holders of a majority in principal amount of the outstanding notes of that series.

There is no right of acceleration in the case of a default in the payment of principal of or interest on the notes or in our non-performance of any other obligation under the notes or the indenture. If we default in our obligation to pay any interest on the notes when due and payable and such default continues for a period of thirty days, or if we default in our obligation to pay the principal amount due upon maturity, or if we breach any covenant or agreement contained in the indenture, then the trustee may, subject to certain limitations and conditions, seek to enforce its rights and the rights of the holders of notes of the performance of any covenant or agreement in the indenture.

The indenture also provides that the holders of not less than a majority in principal amount of the notes may waive any past default with respect to the notes and its consequences, except a default consisting of:

•	our failure to pay the principal of or interest on the notes; or

•	a default relating to a covenant or provision contained in the indenture that cannot be modified or amended without the consent of the holders of each outstanding note.

The indenture contains a provision entitling the trustee, acting with the required standard of care, to be indemnified by the holders of any outstanding notes before proceeding to exercise any right or power under the indenture at the holders’ request. The holders of a majority in principal amount of outstanding notes of a series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or other power conferred on the trustee, with respect to the notes of that series. However, the trustee may refuse to follow any direction which is in conflict with any law or the indenture, which may involve the trustee in personal liability or which may be unduly prejudicial to the holders of the notes not joining in the direction.

The indenture provides that no holder of the notes may institute a proceeding with respect to the indenture or for any remedy under the indenture, unless such holder has previously given notice to the trustee of a default or an event of default and the trustee fails to act for 60 days after:

•

it has received a written request to institute proceedings in respect of a default or an event of default from the holders of not less than 25% in principal amount of the notes, as well as an offer of indemnity reasonably satisfactory to the trustee; and

•	no direction inconsistent with such written request has been given to the trustee during that 60-day period by the holders of a majority in principal amount of the notes.

These limitations do not apply to a suit instituted by a holder of a note for the enforcement of payment of the principal of or any premium and interest on the note on or after the maturity date.

Modification of the indenture

Except as set forth below, modification and amendment of the indenture as applicable to the notes may be made only with the consent of the holders of not less than a majority in principal amount of the notes and all other series of debt securities issued under the indenture and affected by such modification or amendment (voting as one class).

No modification or amendment of the indenture as applicable to the notes may, without the consent of each holder affected thereby, do any of the following:

•	change the stated maturity or due date of the principal of or interest payable on the notes or change any place of payment where or the currency in which such principal and interest is payable;

•	reduce the principal amount of or the rate or amount of interest on the notes;

•	impair the right to institute suit for the enforcement of any payment on or with respect to the notes;

•	reduce the percentage of the holders of the notes necessary to modify or amend the indenture, or to waive compliance with certain provisions thereof or certain defaults and consequences thereunder;

•	modify any of the provisions with respect to the subordination of the notes of any series in a manner adverse to the holders; and

•	modify or affect in any manner adverse to the holders the terms and conditions of our obligation in respect of the due and punctual payment of the principal of or interest on the notes.

We and the trustee may modify or amend the indenture as applicable to the notes, without the consent of any holder of the notes, for any of the following purposes:

•	to evidence the succession of another person to us as obligor under the indenture;

•	to evidence and provide for the acceptance or appointment of a successor trustee with respect to the notes or facilitate the administration of the trusts under the indenture by more than one trustee;

•

to add to the covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us in the indenture, provided that such action shall not adversely affect the interests of the holders of the notes;

•	to add additional events of default;

•	to cure any ambiguity, defect or inconsistency in the indenture, provided that such action shall not adversely affect the interests of the holders of the notes in any material respect;

•	to secure the notes;

•	to establish the form of any securities and to provide for the issuance of any series of securities under the indenture and to set forth the terms thereof;

•	to provide for the issuance of notes in uncertificated form in place of certificated notes;

•	to qualify the indenture under the Trust Indenture Act; or

•	to comply with the rules and regulations of any securities exchange or automated quotation system on which the notes may be listed or traded.

No modification or amendment of the indenture that affects the superior position of any holder of senior debt will be effective against any such holder unless such holder will have consented to such modification or amendment.

Discharge of obligations

Under the indenture, we may discharge certain obligations to holders of the notes that have not already been delivered to the trustee for cancellation. We can discharge these obligations by irrevocably depositing with the trustee funds in United States dollars or government obligations in an amount sufficient to pay the entire indebtedness on the notes, including the principal of and interest payable on the notes to the date of the deposit, if the notes have become due and payable, or to the maturity date, if the notes have not yet become due and payable. If the notes are not to become due and payable within one year of the date of such deposit, we must provide notice of such deposit to the holders of the notes.

Amounts deposited with the trustee in connection with the discharge of obligations described above and not prohibited under the subordination provisions of the indenture when deposited will not be subject to the subordination.

Trustee

U.S. Bank National Association will act as trustee for the notes. From time to time, we and some of our subsidiaries may maintain deposit accounts and conduct other banking transactions, including lending transactions, with the trustee in the ordinary course of business. Additionally, we maintain banking relationships with U.S. Bank National Association and its affiliates in the ordinary course of business. These banking relationships include U.S. Bank National Association serving as trustee under the indenture involving our existing debt securities and providing us with general banking services. Upon the occurrence of an event of default or a default under the notes, or upon the occurrence of a default under another indenture under which U.S. Bank National Association serves as trustee, the trustee may be deemed to have a conflicting interest with respect to the other debt securities as to which we are not in default for purposes of the Trust Indenture Act and, accordingly, may be required to resign as trustee under the indenture. In that event, we would be required to appoint a successor trustee for the notes.

Notices

Any notices required to be given to the holders of the notes will be given to DTC.

Governing Law

The indenture and the notes are governed by and will be construed in accordance with the laws of the State of New York.

BOOK-ENTRY, DELIVERY AND FORM

General

The notes offered hereby will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes will be issued on the issue date therefor only against payment in immediately available funds.

The notes offered hereby initially will be represented by one or more permanent global certificates (which may be subdivided) in definitive, fully registered form without interest coupons, which we refer to as the “global notes”.

The global notes will be deposited upon issuance with the trustee, as custodian for DTC in New York, New York, and registered in the name of DTC, as described below under “—Depositary procedures”.

Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in the limited circumstances described below under “—Exchange of book-entry notes for certificated notes”.

Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC, which may change from time to time.

Depositary procedures

The following description of the operations and procedures of DTC are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them.

We do not take any responsibility for these operations and procedures and urge investors to contact the systems or their participants directly to discuss these matters. DTC is a limited-purpose trust company created to hold securities for its participating organizations, referred to as “participants,” and facilitate the clearance and settlement of transactions in those securities between DTC’s participants through electronic book-entry changes in accounts of its participants. DTC’s participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly, which entities are referred to as “indirect participants”.

Persons who are not DTC participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants. DTC has no knowledge of the identity of beneficial owners of securities held by or on behalf of DTC. DTC’s records reflect only the identity of its participants to whose accounts securities are credited. The ownership interests and transfer of ownership interests of each beneficial owner of each security held by or on behalf of DTC are recorded on the records of DTC’s participants and indirect participants.

Pursuant to procedures established by DTC:

•	upon deposit of the global notes, DTC will credit the accounts of its participants designated by the underwriters with portions of the principal amount of the global notes; and

•

ownership of such interests in the global notes will be maintained by DTC (with respect to its participants) or by DTC’s participants and indirect participants (with respect to other owners of beneficial interests in the global notes).

Investors in the global notes may hold their interests therein directly through DTC, if they are participants in such system, or indirectly through organizations that are participants or indirect participants in such system. The depositaries, in turn, will hold interests in the notes in customers’ securities accounts in the depositaries’ names on the books of DTC.

All interests in a global note will be subject to the procedures and requirements of DTC. The laws of some jurisdictions require that certain persons take physical delivery of certificates evidencing securities they own. Consequently, the ability to transfer beneficial interests in a global note to such persons will be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants, the ability of beneficial owners of interests in a global note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests. For certain other restrictions on the transferability of the notes, see “—Exchange of book-entry notes for certificated notes”.

Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest on, a global note registered in the name of DTC or its nominee will be payable by the trustee (or the paying agent if other than the trustee) to DTC in its capacity as the registered holder under the indenture. We and the trustee, as applicable, will treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of us, the trustee or any of our respective agents has or will have any responsibility or liability for:

•

any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the global notes, or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global notes; or

•	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date in amounts proportionate to their respective holdings in the principal amount of the relevant security as shown on the records of DTC, unless DTC has reason to believe it will not receive payment on such payment date. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee, as applicable, or us.

Neither we nor the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same day funds.

Exchange of book-entry notes for certificated notes

The global notes are exchangeable for certificated notes in definitive, fully registered form without interest coupons only if DTC notifies us that it is unwilling or unable to continue as depositary for the global notes.

Same-day settlement and payment

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

This section describes the material United States federal income tax consequences of owning the notes we are offering. It applies to you only if you acquire notes in the initial offering at the initial offering price and you hold your notes as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	an insurance company;

•	a tax-exempt organization;

•	a person that owns notes that are a hedge or that are hedged against interest rate risks;

•	a person that owns notes as part of a straddle or conversion transaction for tax purposes;

•	a person that purchases or sells notes as part of a wash sale for tax purposes;

•	a United States holder (as defined below) whose functional currency for tax purposes is not the United States dollar;

•	a United States expatriate; or

•	a person liable for alternative minimum tax.

If you purchase notes at a price other than the initial offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds the notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the notes should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the notes.

Please consult your own tax advisor concerning the consequences of owning these notes in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

United States holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a note and you are:

•	an individual citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this subsection does not apply to you and you should refer to “Non-United States holders” below.

Payments of interest. You will be taxed on interest on your note as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

Purchase, sale and retirement of the notes. Your tax basis in your note generally will be its cost. You will generally recognize capital gain or loss on the sale or retirement of your note equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest (which will be taxable as ordinary income to the extent not previously included in income), and your tax basis in your note. Capital gain of a non-corporate United States holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations.

Medicare Tax. For taxable years beginning after December 31, 2012, a United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the United States holder’s “net investment income” for the relevant taxable year and (2) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its interest income and its net gains from the disposition of notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the notes.

Non-United States holders

This subsection describes the tax consequences to a non-United States holder. You are a non-United States holder if you are the beneficial owner of a note and are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a note.

If you are a United States holder, this subsection does not apply to you.

Under United States federal income tax law, and subject to the discussion of backup withholding below, if you are a non-United States holder of a note:

•

we and others United States payors generally will not be required to deduct United States withholding tax from payments of principal, premium, if any, and interest, to you if, in the case of payment of interest:

1.	the payment of interest is not effectively connected with the holder’s conduct of a trade or business in the United States;

2.	the non-United States holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

3.	the non-United States holder is not a controlled foreign corporation that is related directly or constructively to us through stock ownership; and

4.	the United States payor does not have actual knowledge or reason to know that you are a United States person and:

a.	you have furnished to the United States payor an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person,

b.	in the case of payments made outside the United States to you at an offshore account (generally, an account maintained by you at a bank or other financial institution at any location outside the United States), you have furnished to the United States payor documentation that establishes your identity and your status as the beneficial owner of the payment for United States federal income tax purposes and as a non-United States person,

c.	the United States payor has received a withholding certificate (furnished on an appropriate Internal Revenue Service Form W-8 or an acceptable substitute form) from a person claiming to be:

i.	a withholding foreign partnership (generally a foreign partnership that has entered into an agreement with the Internal Revenue Service to assume primary withholding responsibility with respect to distributions and guaranteed payments it makes to its partners),

ii.	a qualified intermediary (generally a non-United States financial institution or clearing organization or a non-United States branch or office of a United States financial institution or clearing organization that is a party to a withholding agreement with the Internal Revenue Service), or

iii.	a U.S. branch of a non-United States bank or of a non-United States insurance company,

and the withholding foreign partnership, qualified intermediary or U.S. branch has received documentation upon which it may rely to treat the payment as made to a non-United States person that is, for United States federal income tax purposes, the beneficial owner of the payment on the notes in accordance with U.S. Treasury regulations (or, in the case of a qualified intermediary, in accordance with its agreement with the Internal Revenue Service),

d.	the United States payor receives a statement from a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business,

i.	certifying to the United States payor under penalties of perjury that an Internal Revenue Service Form W-8BEN or an acceptable substitute form has been received from you by it or by a similar financial institution between it and you, and

ii.	to which is attached a copy of the Internal Revenue Service Form W-8BEN or acceptable substitute form, or

e.	the United States payor otherwise possesses documentation upon which it may rely to treat the payment as made to a non-United States person that is, for United States federal income tax purposes, the beneficial owner of the payments on the notes in accordance with U.S. Treasury regulations, and

•	no deduction for any United States federal withholding tax will be made from any gain that you realize on the sale or exchange of your note.

If you are a non-United States holder and interest paid on your note, or gain realized upon the sale or other disposition of your note, is effectively connected with the conduct of a trade or business within the United States by you, you will generally be taxed on a net income basis, that is, after allowance for applicable deductions, at the graduated rates that are applicable to United States holders in essentially the same manner as if your note were held by a United States holder, as discussed above, unless such interest or gain is exempt or subject to reduced tax pursuant to an applicable income tax treaty and you are entitled to such treaty benefits. If you are a non-United States holder that is a corporation, such income may also be subject to the United States federal branch profits tax, which is generally imposed on a foreign corporation upon the deemed repatriation from the United States of effectively connected earnings and profits, at a 30% rate, unless the rate is reduced or eliminated by an applicable income tax treaty and you are a qualified resident of the treaty country. Any interest that is effectively connected with the conduct of a trade or business within the United States by you, as described in this paragraph, will generally be exempt from United States withholding tax if you satisfy the applicable certification requirement (generally, by providing Internal Revenue Service Form W-8ECI).

Further, a note held by an individual who at death is not a citizen or resident of the United States will not be includible in the individual’s gross estate for United States federal estate tax purposes if:

•	the decedent did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote at the time of death, and

•	the income on the note would not have been effectively connected with a United States trade or business of the decedent at the same time.

Backup withholding and information reporting

In general, if you are a United States holder, we and other payors are required to report to the IRS all payments of principal, premium, if any, and interest on your note, unless you are a corporation or other exempt recipient. In addition, we and other payors are required to report to the IRS any payment of proceeds from the disposition of a note by you before maturity within the United States. Additionally, backup withholding will apply to any such payments if you fail to provide an accurate taxpayer identification number, or you are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

In general, if you are a Non-United States holder, payments of principal, premium or interest, made by us and other payors to you will not be subject to backup withholding and information reporting, provided that the certification requirements described above under “—Non-United States holders” are satisfied or you otherwise establish an exemption. However, we and other payors are required to report payments of interest on your notes on Internal Revenue Service Form 1042-S even if the payments are not otherwise subject to information reporting requirements. In addition, payment of the proceeds from the sale of notes effected at a United States office of a broker will not be subject to backup withholding and information reporting provided that:

•	the broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the broker:

•	an appropriate Internal Revenue Service Form W-8 or an acceptable substitute form upon which you certify, under penalties of perjury, that you are not a United States person, or

•	other documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

If you fail to establish an exemption and the broker does not possess adequate documentation of your status as a non-United States person, the payments may be subject to information reporting and backup withholding. However, backup withholding will not apply with respect to payments made to an offshore account maintained by you unless the broker has actual knowledge that you are a United States person.

In general, payment of the proceeds from the sale of notes effected at a foreign office of a broker will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above (relating to a sale of notes effected at a United States office of a broker) are met or you otherwise establish an exemption.

In addition, payment of the proceeds from the sale of notes effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above (relating to a sale of notes effected at a United States office of a broker) are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by timely filing a refund claim with the Internal Revenue Service.

CERTAIN ERISA CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts, Keogh plans and other plans that are subject to Section 4975 of the Code (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons and penalties and liabilities under ERISA and the Code for the fiduciary of the Plan, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to similar provisions under other applicable federal, state, local, non-U.S. or other laws (“Similar Laws”).

The acquisition or holding of the notes by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which we, certain of our affiliates or the underwriters are or become a party in interest or disqualified person may result in a direct or indirect prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, unless the notes are acquired and held pursuant to an applicable exemption. The U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the notes. These exemptions include, without limitation, PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide limited relief from the prohibited transactions provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of securities offered hereby nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the notes should not be acquired or held by any person investing “plan assets” of any Plan, Plan Asset Entity or Non-ERISA Arrangement, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Any purchaser or holder of the notes or any interest therein will be deemed to have represented by its acquisition and holding of the notes offered hereby that it either (1) is not a Plan, a Plan Asset Entity or a Non-ERISA Arrangement and is not purchasing the securities offered hereby on behalf of or with the assets of any Plan, Plan Asset Entity or Non-ERISA Arrangement or (2) the acquisition and holding of the notes will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering acquiring the notes on behalf of or with the assets of any Plan, Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investments as well as the availability of exemptive relief under any of the PTCEs listed above or the service provider exemption, as applicable. Purchasers of notes have exclusive responsibility for ensuring that their purchase and holding of notes do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any applicable Similar Laws. The sale of any notes to a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives or underwriters that such an investment meets all relevant legal requirements with respect to investments by any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement or that such investment is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

UNDERWRITING

Goldman, Sachs & Co. is the global coordinator of this offering and the representative of each of the underwriters named below. Goldman, Sachs & Co. and Sandler O’Neill & Partners, L.P. are acting as joint book-running managers of this offering, and Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as a co-manager of this offering. Subject to the terms and conditions of the underwriting agreement between us and the representative on behalf of the several underwriters, we have agreed to issue and sell $                     aggregate principal amount of the notes, and the underwriters through their representative have severally, but not jointly, agreed to purchase from us the principal amount of notes listed opposite their names below:

Underwriter	Principal amount of notes
Goldman, Sachs & Co.	$
Sandler O’Neill & Partners, L.P.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total	$

Subject to the conditions precedent specified in the underwriting agreement, the underwriters are obligated to take and pay for all of the notes if any of the notes are taken. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of notes may be terminated.

Some of our officers and directors may purchase notes in the offering.

Underwriting Discounts and Commissions and Offering Expenses

Notes sold by the underwriters to the public will be offered at the public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount of up to     % of the principal amount of the notes. If all the notes are not sold at the public offering price, the underwriters may change the offering price and the other selling terms. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table shows the underwriting discounts and commissions to be received by the underwriters in connection with the sale of the notes, expressed as a percentage of the principal amount and in total:

Underwriting discounts and commissions
Per note		%
Total	$

The aggregate proceeds to us are set forth on the cover page of this prospectus supplement before deducting our offering expenses. We estimate that we will pay approximately $800,000 for offering expenses, excluding underwriting discounts and commissions.

Indemnification and Contribution

We have agreed to indemnify the several underwriters and their respective affiliates and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933. If we are unable to provide this indemnification, we will contribute to payments that the underwriters (and their respective affiliates and controlling persons) may be required to make in respect of those liabilities.

New Issue of Notes

The notes will be new issues of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes in any automated dealer quotation system. One or more underwriters intend to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be or that an active market for the notes will develop. If an active trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

Price Stabilization and Short Position and Penalty Bids

In connection with the offering, the underwriters may engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are listed on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position may cause the price of the security to be higher than it might be in the absence of these purchases.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Affiliations with Underwriters

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In particular, Goldman, Sachs & Co. and Sandler O’Neill & Partners, L.P. advised us in connection with the HSBC Acquisition and will receive customary fees.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

The underwriters intend to offer the notes for sale primarily in the United States either directly or through their respective affiliates or other dealers acting as selling agents. The underwriters may also offer the notes for sale outside the United States either directly or through affiliates or other dealers acting as selling agents.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State.

This prospectus supplement and accompanying prospectus have been prepared on the basis that any offer of notes in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the placement contemplated in this prospectus supplement and the accompanying prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive, in each case, in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to First Niagara; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the notes offered hereby will be passed upon for us by Sullivan & Cromwell LLP and certain legal matters in connection with the notes will be passed upon for the underwriters by Simpson Thacher  & Bartlett LLP.

EXPERTS

Our consolidated statements of condition as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, and changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010, included in our 2010 Annual Report on Form 10-K for the year ended December 31, 2010, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audited historical financial statements of NewAlliance Bancshares, Inc. included in our Current Report on Form 8-K dated April 15, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Harleysville National Corporation and its subsidiaries as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, incorporated by reference herein, have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

PROSPECTUS

First Niagara Financial Group, Inc.

Common Stock

Preferred Stock

Depositary Shares

Senior Debt Securities

Subordinated Debt Securities

Purchase Contracts

Units

Warrants

The securities listed above may be offered and sold by us and/or may be offered and sold, from time to time, by one or more selling security holders to be identified in the future. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities described in the applicable prospectus supplement. Our common stock is listed on the NASDAQ Global Select Market under the symbol “FNFG.”

Investing in our securities involves risks. See “Risk Factors” in our most recent annual report on Form 10-K, which is incorporated herein by reference, in any of our subsequently filed quarterly and current reports that are incorporated herein by reference and in any applicable prospectus supplement.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement.

These securities will be our equity securities or our unsecured obligations and will not be savings accounts, deposits or other obligations of any bank or non-bank subsidiary of ours and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated September 19, 2011.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or the accompanying prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus and the accompanying prospectus supplement together are an offer to sell only the securities offered hereby and thereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus and accompanying prospectus supplement is current only as of its date.

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration statement, we may sell, either separately or together, common stock, preferred stock, depositary shares representing interests in preferred stock, senior debt securities, subordinated debt securities, purchase contracts, units and warrants.

Each time we sell securities we will provide a prospectus supplement containing specific information about the terms of the securities being offered. The prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The prospectus supplement may also add, update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus (including the information incorporated by reference herein) and any prospectus supplement, you should rely on the information in the applicable prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC website or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “First Niagara”, “we”, “us”, “our” or similar references mean First Niagara Financial Group, Inc.

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WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on its public reference room. In addition, our SEC filings are available to the public at the SEC’s website at http://www.sec.gov and on our website at https://www.fnfg.com. We have included the SEC’s web address and our web address as inactive textual references only. Except as specifically incorporated by reference in this prospectus, information on those websites is not part of this prospectus.

The SEC allows us to “incorporate by reference” into this prospectus the information in documents we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We incorporate by reference the documents listed below and any documents we file with the SEC after the date of this prospectus under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and before the date that the offering of securities by means of this prospectus is completed:

•	Annual Report on Form 10-K for the year ended December 31, 2010;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011 and June 30, 2011 (as amended by the Form 10-Q/A filed on September 7, 2011);

•

Current Reports on Form 8-K filed on the following dates: March 16, 2010, January 31, 2011, March 11, 2011, March 24, 2011, April 6, 2011, April 15, 2011 (as amended July 1, 2011), April 19, 2011, April 27, 2011 (as amended May 27, 2011), August 1, 2011, August 8, 2011 and September 19, 2011.

Unless stated otherwise in the applicable report, information furnished under Item 2.02 or 7.01 of our Current Reports on Form 8-K, including those listed above, is not incorporated herein by reference.

You may request a copy of any of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address:

First Niagara Financial Group, Inc.

726 Exchange Street

Suite 618

Buffalo, New York 14210

Attention: Investor Relations Department

(716) 270-8628

Other than any documents expressly incorporated by reference, the information on our website and any other website that is referred to in this prospectus is not part of this prospectus.

You should rely only on the information incorporated by reference or presented in this prospectus or the applicable prospectus supplement. Neither we, nor any underwriters, dealers or agents, have authorized anyone else to provide you with different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates of those documents.

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RATIOS OF EARNINGS TO FIXED CHARGES AND

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Our ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred stock dividend requirements for each of the periods indicated is as follows:

	Six Months Ended June 30,		Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	2.70	3.00	3.57	3.18	3.38	4.02	4.57
Including interest on deposits	1.98	2.04	2.38	1.93	1.76	1.62	1.81

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Excluding interest on deposits	2.70	3.00	3.57	2.06	3.23	4.02	4.57
Including interest on deposits	1.98	2.04	2.38	1.54	1.73	1.62	1.81

Our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends are calculated in accordance with SEC requirements and computed by dividing earnings by fixed charges and earnings by combined fixed charges and preferred stock dividend requirements, respectively. For purposes of computing these ratios, earnings consist of net income before extraordinary items plus applicable income taxes and fixed charges. Fixed charges, excluding interest on deposits, consist of interest expense on borrowings and one-third of our rental expense, which we deem to represent interest. Preferred share dividend requirements represent the amount of pre-tax income required to pay the dividends on preferred shares. Before we issued the Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share (the “Series A Preferred Stock”), on November 21, 2008, we had had no preferred shares outstanding during the period presented. The Series A Preferred Stock was redeemed on May 27, 2009. Therefore, the ratio of earnings to combined fixed charges and preferred share dividends is identical to the ratio of earnings to fixed charges for the years ended December 31, 2006, 2007 and 2010.

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USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities for general corporate purposes unless otherwise specified in the applicable prospectus supplement.

VALIDITY OF SECURITIES

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities will be passed upon for us by our counsel, Sullivan  & Cromwell LLP. Any underwriters will be represented by their own legal counsel.

EXPERTS

Our consolidated statements of condition as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, and changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010, included in our 2010 Annual Report on Form 10-K for the year ended December 31, 2010, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audited historical financial statements of NewAlliance Bancshares, Inc. included in our Current Report on Form 8-K dated April 15, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Harleysville National Corporation and its subsidiaries as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, incorporated by reference in this prospectus and elsewhere in the registration statement, have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

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First Niagara Financial Group, Inc.

$                         % Subordinated Notes due 2021

Joint Book-Running Managers

Goldman, Sachs & Co.

Global Coordinator

Sandler O’Neill + Partners, L.P.

Co-Manager

BofA Merrill Lynch